EXHIBIT 99.1

CENTRAL SUN MINING INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

March 31, 2008

6 Adelaide Street East, Suite 500

Toronto, Ontario M5C 1H6

CENTRAL SUN MINING INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

DESCRIPTION	PAGE NO.

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	6
Principal Product	6
Competitive Conditions	6
Operations	6
Risk Factors	7
CIM Standards Definitions	13
Summary of Mineral Resource and Mineral Reserve Estimates	15
Mineral Properties	16
DIVIDENDS	45
DESCRIPTION OF CAPITAL STRUCTURE	45
TRADING PRICE AND VOLUME	46
DIRECTORS AND OFFICERS	47
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	50
TRANSFER AGENT AND REGISTRAR	50
MATERIAL CONTRACTS	50
INTERESTS OF EXPERTS	51
AUDIT COMMITTEE	51
LEGAL PROCEEDINGS	53
ADDITIONAL INFORMATION	54

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

-i-

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the expectation that the Orosi mill plan scoping and feasibility studies will be positive, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production timing and cost of the Orosi mill project and availability of financing and equipment for that mill project, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this annual information form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2007, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2007	2006	2005
High	C$1.1855	C$1.1726	C$1.2841
Low	0.9215	1.0990	1.1507
Average (1)	1.0750	1.1341	1.2118
Closing	0.9801	1.1653	1.1659

(1)	Calculated as an average of the daily noon rates for each period.

On March 28, 2008, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0181.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2007, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2007	2006	2005
High	$841	$725	$537
Low	608	525	411
Average	695	604	445
Closing	834	632	513

On March 28, 2008, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $934.25.

CORPORATE STRUCTURE

Central Sun Mining Inc. (“Central Sun” or the “Company”) was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated April 22, 1987 under the name Glencairn Explorations Ltd. The Company changed its name to Glencairn Gold Corporation pursuant to Articles of Amendment dated September 30, 2002 and was continued under the Canada Business Corporations Act pursuant to Articles of Continuance dated June 8, 2005. Pursuant to Articles of Amendment dated November 29, 2007, the Company changed its name to Central Sun Mining Inc. and the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for seven then existing common shares (the “Consolidation”). All references to common shares in this annual information form are to post-Consolidation shares, unless otherwise noted.

The Company’s head and registered office is located at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6.

The following chart illustrates the Company’s principal subsidiaries (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company. All subsidiaries are wholly-owned, except where indicated otherwise.

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(1)	The Company suspended all mining operations at the Bellavista Mine in July 2007.

                               As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Central Sun” means Central Sun Mining Inc. and its Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon gold mine (the “Limon Mine”) in Nicaragua and plans to convert the Orosi gold mine (formerly the Libertad Mine) (the “Orosi Mine”) in Nicaragua to conventional milling and expand annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold project (the “Mestiza Project”) which is located 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Central Sun is committed to growth by optimizing current operations and expanding mineral reserves at existing mines and investigating potential new acquisitions.

Three Year History

On July 6, 2006, the Company completed the acquisition of the Orosi Mine in Nicaragua and a 60% interest in the Cerro Quema advanced gold project (the “Cerro Quema Project”) in Panama fro m Yamana Gold Inc. (“Yamana”). Total consideration for the acquisition was 4,571,000 common s hares (32 million pre-consolidation shares). The acquisition of the Orosi Mine and the Cerro Quema Project brought a significant increase in the Company’s mineral resource base.

Also on July 6, 2006, the Company completed the private placement of 30 million subscription receipts for gross proceeds of C $18 million. Upon completion of the financing, the subscription receipts were automatically exercised into 4,286,000 common s hares (30 million pre consolidation common shares) and 15 million common share purchase warrants. As a result of the Consolidation, seven of such common share purchase warrant s are required to acquire one c ommon s hare at a price of C$5.60 until the earlier of July 6, 2008 and, at the option of the Company, the date that is 30 days following provision of notice to warrantholders from the Company that the closing price of its common shares on the Toronto Stock Exchange (the “TSX”) has been at least C$8.40 for 30 consecutive trading days.

Yamana subscribed for 4.2 million subscription receipts for C $2.5 million under the financing and, following completion of the financing, beneficially owned 6,003,000 common shares (42,022,500 pre consolidation common s hares), representing approximately 17.9% of the then issued and outstanding common shares, and warrants to acquire an additional 2.1 million common s hares.

In September 2006, the Company acquired an option to acquire a 100% interest in the Mestiza Project in Nicaragua. The property is located 70 kilometres by road east of the Limon Mine. The Company has agreed to pay the Mestiza property owners approximately $2.1 million over 42 months if the option is fully exercised. There was also a 1.5% net smelter return royalty granted on gold production from the Mestiza property. Should the Company choose at any time not to pay any of the remaining installments, the property will revert back to the previous owners. The Company also issued 53, 571 common shares in consideration for the removal of liens against the property and consulting services.

On February 21, 2007, the Company announced its plan to upgrade and expand gold production at the Orosi M ine in Nicaragua by converting the heap-leach mine to a conventional milling operation (the “Orosi Mill Plan”) . Mining operations at Orosi were be suspended March 31, 2007 because of very poor recovery from the heap leach operation. A scoping study was undertaken in consultation with engineering firm AMEC Americas Limited (“AMEC”). Scott Wilson Roscoe Postle & Associates Ltd. (“Scott Wilson”) is currently completing a feasibility study on Orosi Mill that is expected to be completed near the end of Q1 2008. The Company purchased the Getchell mill in Nevada, U.S.A. in 2007. This mill has been dismantled and shipped to the Orosi mine site in Nicaragua. Work is currently in progress to build foundations and install the mill. The Company expects that the expansion to be completed in Q1 2009.

In January 2007, the Company initiated a C$ 2. 2 million exploration program at its Nicaraguan gold properties, focusing on the Limon Mine, the Orosi Mine and the Mestiza Project however this program was substantially curtailed after the closure of the Orosi Mine at the end of March 2007. In December 2007, the Company announced an exp loration program budgeted at $7 million which will include more than 25,000 m etres of diamond drilling, such drilling having commence d in early January 2008.

In July 2007, the Company suspended mining operations at the Bellavista gold mine (the “Bellavista Mine”) in Costa Rica due to concerns over ground movements. T he Company took the proactive measure of stopping the application of cyanide in July 2007 and rinsing the leach pad. All contaminants were removed from the site and, as a result of rinsing of the leach pad, there was no release of cyanide into the environment. In October 2007, a localized landslide at the Bellavista Mine, resulting from the ground movement and continuing heavy rains, caused significant damage to the structure of its ADR recovery plant. There was no injury to personnel. On March 11, 2008, the Costa Rican government acknowledged receipt of the Company’s proposal to reclaim the mine site.

In October 2007, the Company announced its new strategic plan which included the following:

•	an underwritten private placement financing;

•	the appointment of Messrs. Stan Bharti, George Faught and Joe Milbourne to the Company’s Board of Directors and Mr. Bharti as Chairman of the Board;

•	the appointment of Dr. Bill Pearson, P.Geo. as Executive Vice President, Exploration of the Company;

•	the 7:1 Share Consolidation;

•	a change in the Company’s name; and

•	the sale of the Company’s non-core assets, including the interest in the Cerro Quema Project for consideration of $6 million.

On October 22, 2007, the Company completed a private placement financing for gross proceeds of C$26,050,500. A syndicate of underwriters, led by Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.) and including Dundee Securities Corporation, Blackmont Capital Inc. and Wellington West Capital Markets Inc., purchased 40,000,000 units (the “Units”) and 133,670,000 subscription receipts (the “Subscription Receipts”) at a price of C$0.15 per Unit or Subscription Receipt. Each Unit was comprised of one Common Share and one-half of one common share purchase warrant. As a result of the Consolidation, seven of such common share purchase warrants are required to acquire one common share at a price of C$1.26 until October 22, 2010.

The proceeds from the sale of the Subscription Receipts were held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the Subscription Receipts. Upon satisfaction of such conditions on November 29, 2007, each Subscription Receipt was automatically converted into one Unit (without any further action by the holders thereof, including payment of additional consideration).

The net proceeds from the financing are being used by the Company for development of the Orosi Mine, for exploration at the Company’s mineral properties, and for general working capital purposes. This financing has permitted the Company to begin the conversion of the Orosi Mine from heap leaching to a conventional milling circuit and to focus its exploration efforts along the Nicaraguan Gold Belt where it holds a substantial land package.

As a result of this financing, (i) Yamana owns 7,907,975 post-Consolidation common shares of the Company, representing approximately 13.0% of the issued and outstanding common shares of the Company, and (ii) Aberdeen International Inc. owns 6,619,000 post-Consolidation common shares of the Company, representing approximately 10.9% of the issued and outstanding common shares of the Company.

On October 31, 2007, as part of the restructuring program, the Company sold its interest in the Cerro Quema Project to Bellhaven Copper & Gold, Inc. for aggregate consideration of $6 million, $3 million of which has already been paid, $1 million of which will be paid on June 30, 2008, and $2 million of which will be paid on December 31, 2008. The sale of this non-core asset will provide the Company with additional funds to focus on its mining and exploration properties in Nicaragua.

DESCRIPTION OF THE BUSINESS

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and plans to convert the Orosi Mine (formerly the Libertad Mine) in Nicaragua to conventional milling and expand annual gold output. It also holds an option to acquire a 100% interest in the Mestiza Project which is located 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Central Sun is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

Principal Product

Central Sun has been a producing gold company since October 2003. There is a world-wide gold market into which the Company can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Raw Materials

The Company has gold mineral reserves at the Limon Mine. As at December 31, 2007 no mineral reserves defined at the Orosi Mine, however the feasibility study on the conventional mill installation being completed by Scott Wilson, expected to be completed near the end of Q1 2008, will define mineral reserves at the Orosi Mine.

Environmental Protection Requirements

Central Sun’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production. Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. Central Sun may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted.

Employees

As at December 31, 2007, the Company had 9 full-time employees in Canada, 305 employees at the Orosi Mine of which 84 are full time active, 29 part time, 192 on temporary suspension with no additional persons working for contractors at the Orosi Mine, 452 employees at the Limon Mine with no additional persons working for contractors at the Limon Mine, and 39 employees at the Bellavista Mine, with an additional 34 persons working for contractors at the Bellavista Mine.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Central Sun’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, ground failure, flooding and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are taken, milling operations are subject to hazards such as equipment failure or failure of tailing impoundment dams that may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Central Sun or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Central Sun not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Central Sun towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The Company’s ability to execute its planned exploration and development programs on a timely basis is dependent on a number of factors beyond the Company’s control including availability of drilling services, ground conditions, weather conditions and permitting.

Orosi Mill Plan

The Orosi Mill Plan, to convert the heap-leach mine to a conventional milling operation, is dependent on the announced feasibility study being undertaken by Scott Wilson being positive, favourable financing for the Orosi Mill Plan being available, required equipment being procured on a timely basis, required permitting being obtained in a timely manner and expected mill recovery rates being achieved. Work is continuing on the feasibility study expected to be completed at the end of the first quarter of 2008. Central Sun currently estimates that the expansion can be completed in the first quarter of 2009. Mining operations at the Orosi Mine were suspended during this period commencing at the end of March 2007. There can be no assurance that the feasibility study will be positive, that all of the requirements for the Orosi Mill Plan will be met and that mining operations at the Orosi Mine will resume on schedule.

Insurance and Uninsured Risks

Central Sun’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Central Sun maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Central Sun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Central Sun or to other companies in the mining industry on acceptable terms. Central Sun might also become subject to liability for pollution or other hazards that may not be insured against or that Central Sun may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Central Sun to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests. Previous or existing owners or operators may have caused environmental hazards on properties on which the Company holds interests.

Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development or operation of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations and parties that were engaged in mining operations in the past, including the Company, may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or the more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for mineral reserves and mineral resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s operations, financial condition and results of operations.

All mineral resource and reserve estimates have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Definition Standards on Mineral Resources and Reserves adopted by the CIM Council on December 11, 2005. These standards differ significantly from the requirements of the United States Securities and Exchange Commission which do not recognize mineral resources. Mineral resource and reserve information may therefore not be comparable to similar information concerning United States companies.

Need for Additional Reserves

Because mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, the construction of mining facilities and commencement of mining operations and the growth of the Company, may require substantial additional financing. Failure to obtain sufficient financing could result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. An important, source of funds available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations and ability to grow.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities particularly gold. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The profitability of the Company’s operations is also dependent on the costs of consumables used in its operations. Profitability will be impacted by the cost of such consumables including fuel, energy, steel, lime and other products used in the operations. During 2007 significant increases in the cost of these materials impacted profitability and further increases in the future may further impact profitability.

Government Regulation of the Mining Industry

The mining and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

The Company’s activities are currently conducted in Nicaragua and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in the foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with varied or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Income Taxes

The Company’s current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce taxable income and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure.

Labour and Employment Matters

Production at its mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with its unionized and non-unionized employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, financial condition and results of operations.

In October 2002, approximately two-thirds of the unionized employees at the Limon Mine went on illegal strike. On February 11, 2003, the striking workers returned to work and a new collective bargaining agreement was signed resolving the labour disruption. The February 2003 collective bargaining agreement had a two-year term during which a modest wage re-assessment was agreed to in February 2004. A new two-year collective agreement was reached effective May 26, 2005.

In early November 2005, an illegal road blockade by a small group of employees at its Limon Mine in Nicaragua caused the Company to temporarily suspend operations. This blockade, and other intermittent blockades earlier in the year, undermined the Company’s efforts to contain costs at the mine and to put the operation on a solid, long-term footing. Following negotiations with various departments of the Nicaraguan government and the union, an unconditional agreement was reached that future disputes would be resolved according to the resolution mechanisms in the collective agreement between the Company and its unions and operations resumed on November 17, 2005. In December 2005, the Company reduced its workforce by 85 people, or approximately 18%, as part of an overall cost-reduction program at the mine. The termination of these employees was upheld by the Nicaraguan government and their severance has been paid.

On February 14, 2006, the Company again temporarily suspended its operations at the Limon Mine due to another illegal blockade on the road between the mine and the mill site. The blockade was set up by a group of an estimated 17 current and former employees who were demanding that the company rehire a number of former employees who had been terminated in December 2005. The Company appealed to various branches of the Government of Nicaragua and to union executives for help in finding a resolution to this situation. On March 7, 2006, operations resumed as negotiations continued. In total, operations were shutdown for 43 days in the first quarter of 2006.

The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again. In

January 2007, the Company again experienced road blockades and had to suspend operations at the Limon Mine for three days. The various branches of the Government of Nicaragua were very helpful in concluding a timely resolution of this latest disruption.

On March 31, 2007 the Company suspended mining operations at the Orosi Mine. For care and maintenance of the operation, the Company required approximately 18% of the employees and the remaining employees were suspended in the following months. The Company reached an agreement with the union and the Company agreed to pay the suspended employees 36% of their wages [equivalent to paying for 9 days per month] and maintain all their benefits. When construction of the mill project commenced the employees were to be gradually integrated back into the Company’s work force. Presently approximately 50% of the Company’s employees are assisting with the construction of the mill upgrade project. It is anticipated the majority of employees will be integrated into the construction phase and all employees will be back to work when mining operations resume.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries, joint ventures and divisions and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

Central Sun common shares are listed on the TSX and the American Stock Exchange (the “AMEX”). Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America, and global and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may affect the price of Central Sun common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Central Sun common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Share Bonus Plan

During 2007, shareholders approved a share bonus plan. The Company established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. Participants must continue to be employed with the Company during the vesting period otherwise the shares will be returned to treasury and cancelled. There are no voting rights on the shares until issuance to the participant. Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the terms of the share bonus plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009.

Dividend Policy

No dividends on the common shares have been paid by the Company to date. The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s earnings, capital requirements and financial conditions.

Dilution to Central Sun Common Shares

As of March 31, 2008, 61,002,000 Central Sun common shares were issued and outstanding and an additional 27,821,000 Central Sun common shares were issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from C$1.05 to C$8.75.

During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Central Sun common shares with a resulting dilution in the interest of the other shareholders. Central Sun’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Central Sun common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Central Sun common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional Central Sun common shares, the voting power of the Company’s existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Central Sun common shares in the public markets, or the potential for such sales, could decrease the trading price of the Central Sun common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Dependence upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

History of Losses

The Company has experienced operating losses during its last three fiscal years, amounting to $60,924,000 for the year ended December 31, 2007, $7,406,000 for the year ended December 31, 2006 and $4,077,000 for the year ended December 31, 2005. The Company’s ability to operate profitably in the future will depend on the success of its principal properties, its Orosi Mill Plan and on the price of gold. There can be no assurance that the Company will be profitable.

CIM Standards Definitions

The mineral resources and mineral reserves for the Orosi Mine, the Limon Mine and the Mestiza Project have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility or feasibility studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Resource and Mineral Reserve Estimates

Mineral Resource and Reserve Estimates

The following table sets forth the estimated Mineral Resources and mineral reserves for the Orosi Mine, the Limon Mine and the Mestiza Project as of December 31, 2007:

Central Sun Mining Inc.
Mineral Reserves and Mineral Resources as at December 31, 2007[1,2,3,4,5]

Mineral Reserves
Zone	Gold Price	Cut-off grade	Tonnes	Gold Grade	Contained Gold
		g/t		g/t	Ounces
LIMON[2]
Proven	$550/oz	3.8	156,400	6.04	30,400
Probable	$550/oz	3.8	1,224,600	4.75	186,900
Total Proven and Probable Mineral Reserves			1,381,000	4.89	217,200

Measured and Indicated Mineral Resources (excludes Mineral Reserves)
Zone	Gold Price	Cut-off grade	Tonnes	Gold Grade	Contained Gold
		g/t		g/t	Ounces
LIMON
Measured		2.7	30,000	4.65	4,500
Indicated		2.7	354,100	5.02	57,200
Total			384,000	4.99	61,600
OROSI[3]
Measured		0.6	0	0.00	0
Indicated		0.6	15,280,000	1.50	735,000
Total			15,280,000	1.50	735,000
Total Measured & Indicated Mineral Resources			15,664,000	1.58	796,600

Inferred Mineral Resources
Zone	Gold Price	Cut-off grade	Tonnes	Gold Grade	Contained Gold
		g/t		g/t	Ounces
LIMON[2]
Total			1,291,000	5.91	246,000
OROSI[3]
Total			4,248,000	1.68	230,000
MESTIZA[4]
Total			558,000	8.80	158,600
Total Inferred Mineral Resources			6,097,000	3.24	634,600

1.

The mineral reserves and resources reported herein are based on the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 ("CIM Standards)". Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are in addition to Mineral Reserves.

2.

Mineral Reserve and Mineral Resource estimates for the Limon mine were prepared by Central Sun mine personnel under the supervision of Dr. William Pearson, P.Geo. and Mr. Graham Speirs, P.Eng. both of whom are qualified persons as defined under National Instrument 43-101.

3.

The Mineral Resource at Orosi (formerly La Libertad) was originally prepared as of June 30, 2006 by Scott Wilson Roscoe Postle & Associates Ltd. (Scott Wilson RPA) and has been adjusted by Central Sun for production from July 2006 to December 31, 2007. Production during this period was 1,013,708 tonnes at 1.82 g Au/t containing 59,476 ounces of gold. Scott Wilson RPA is currently preparing an updated resource estimate expected near the end of Q1 2008.

4.

The Inferred Mineral Resource for Mestiza was prepared by Central Sun exploration personnel under the supervision of Dr. William Pearson, P.Geo. a Qualified Person as defined by NI 43-101. The estimate is based on historical drilling and recent trench sampling and drilling by Central Sun.

5.	Numbers may not add up due to rounding.

Mineral Properties

Orosi Mine, Nicaragua

Central Sun holds an indirect 100% interest in Desarrollo Minero de Nicaragua (“Desminic”) which owns and operates the Orosi Mine (formerly Libertad Mine) exploitation concession and owns the Buena Ventura I and Extension WC de Oro, early-stage mineral exploration concessions.

Property Description and Location

Location, Title & Permits

The Orosi Mine also known as Cerro Mojón or Mojón, is located approximately 110 km due east of Managua, the capital city of Nicaragua and 32 kilometres northeast of Juigalpa. The property is situated near the town of La Libertad in the La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. Central Sun, indirectly through its wholly owned subsidiary, Desminic, holds one exploitation concession (The Libertad Exploitation Concession) covering 10,950 hectares, granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. This concession was granted and is regulated under the old, pre-2001 mining law. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0% royalty on gross production revenues. Desminic also has one exploration concession, called La Buena Ventura I (2,350 ha), granted in July 2002 for a period of 25 years pursuant to Ministerial Decree No. 200-RN-MC/2002. Annual fee payments escalate from $0.25 per hectare to $8.00 per hectare over the first 10 years, and are $12.00 per hectare thereafter. In 2007 Central Sun applied for an additional exploration concession, Extension WC de Oro, which covers 2,704 ha of the potential extension of a mineralized structure northwest of the exploitation concession. The exploitation and exploration concessions form one contiguous block.

Royalties

A royalty interest was granted to a corporation formed by the Orosi Mine workers (IMISA). The Royalty Contract dated September 25, 1996 (Public Deed No. 23) grants a royalty on Net Smelter Returns equal to 2.0 % of the total production of gold and silver from the Orosi Exploitation Concession to IMISA.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the property is by paved road from Managua to Juigalpa (138 kilometres), the capital city of the Department of Chontales. From Juigalpa, an unsurfaced road leads northeast for 32 kilometres to the town of La Libertad. Access to the mine site is along a five kilometre, secondary unsurfaced road that originates at the entrance to the town of La Libertad. Driving time from Managua to the project is between 2.5 to 3.0 hours.

Climate

The most salient climatic characteristic of the region is a pronounced wet and dry season. The wet season occurs in May through to November, with the highest precipitation occurring usually in September and October. Average monthly rainfall during these months is approximately 270 millimetres. The driest months are generally in February and March, with average monthly rainfalls of approximately 23 millimetres. According to government statistical records, the Department of Chontales has an average annual rainfall of 1,695 millimetres. At the Libertad weather station, the average annual precipitation recorded over a 16-year period (1972 to 1987) was 1,687 millimetres. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Average temperatures recorded in Chontales region range from 24°C in December to 27°C in May. The average daily temperature is fairly constant at 25°C during the rest of the year. Statistical records indicate an annual average rate of evaporation of approximately 2,050 millimetres, higher than the average annual precipitation of approximately 1,695 millimetres. The highest monthly evaporation rates of approximately 235 mm coincide with the driest and hottest months (March and April).

Local Resources

Most of the non-professional staff at Orosi comes from the surrounding towns in the area. The town of La Libertad, some five kilometres by an unsurfaced secondary road, has a local population just over 2,000. Several other small towns are located within close proximity of the mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at the mine is imported. The transportation network is well established.

Infrastructure

Until suspension of mining operations at the end of March 2007, the Orosi Mine was an active mining operation. The mine and process facilities operated year round. Road access to the mine provides for overland movement of all required supplies and materials. The mine generates its own electrical power using four on-site diesel generators and has a distribution system, both of which are adequate for current operating needs. The mine uses a local water supply.

Open pit mining of both ore and waste was undertaken by an independent mining contractor using the contractor’s equipment fleet. Drilling and blasting for mining was handled directly by the Company. There is a crushing plant, a heap leach pad, and an ADR plant on site. As part of the conversion to a conventional mill, the crushing and ADR plant will be upgraded. The spent ore on the heap leach pad will be reproduced as part of the new operation plan.. The mine operation maintains a local road system to service the operations needs.

Physiography

The area is characterized by hilly terrain ranging in elevation from 400 m to 835 m above sea level. Many of the old workings in the region are located on hills and ridges. Gold mineralization is associated with quartz veins that support these topographic highs. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 m above sea level.

The Orosi Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 m above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 m above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

History

Other than a suspension of operations during 2000 and part of 2001, mining activities for the current heap leach operation were ongoing since 1997 until suspension of mining activities on March 31, 2007.

Since the last century, large companies, small local ventures, and individual miners have developed mines in the La Libertad-Santo Domingo area.

Larger scale mining operations at Orosi started in the middle of the last century at the San Juan and Babilonia areas. From 1900 to 1935, British companies extracted mineral resources from the Santa Elena, Crimea, Santa Mariá, San Juan, Tres Amigos, Zopilote, and Azul areas. Approximately 200,000 tonnes of ore, with an average grade of 15 g/t gold, was mined during this time. The ore was processed at a rate of 20 tpd to 40 tpd using a stamp mill. Gold was recovered by mercury amalgamation techniques. Large scale mining operations in the Santo Domingo area first began in 1862 at the El Jabalí Mine and continued until the mid 1970s. Important mines developed during this period include El Jabalí, Monte Carmelo, and La Tranca. Larger scale mining operations have not existed in the Santo Domingo area for the last 20 years, but small miner activity and arrastra (small primitive mills) operations have continued.

From 1943 to 1945, the Neptune Mining Company conducted geological exploration in the Santa Elena and Santa Mariá areas. No mining took place. From 1956 to 1979, an American company, Lemans Resource, mined the Santa Elena-Crimea deposit. The ore was processed in a mill at a rate of 40 stpd. Gold was recovered through flotation and cyanidation of the concentrate.

In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country. Large-scale mining operations in the area were suspended in November 1979 until the mining industry was nationalized in 1981. In 1982, mining of the Santa Elena deposit resumed under Instituto Nicaragüense de la Minería (INMINE). From 1984 to 1989, a crushing and grinding facility was installed and the capacity of the mill increased from 40 stpd to 120 stpd, using the same flotation/cyanidation technology for gold recovery. Tailings were being dumped directly into the Río El Tigre until a tailings dam was constructed northeast of the mill in 1988. Mining operations at Santa Elena were suspended in 1991 and the San Juan vein became the main source of ore. Throughout the 1980s, the Sandinista government sought assistance for the mining sector in both Western and Eastern Europe. The United Kingdom, the Soviet Union, Sweden, and Bulgaria all provided institutional support to the Nicaraguan mining industry.

In 1991, the Chamorro Administration began its efforts to privatize Nicaraguan mining enterprises as part of an overall plan for economic stabilization and structural reform. It was hoped that foreign investment would boost mining production and provide employment and stability in regions dependent on mining. The Chamorro Administration agreed to privatize 25 percent of the national mineral resources to the Nicaraguan mine workers. This resulted in the formation of Inversiones Mineras S.A. (IMISA), a profit-oriented company privately held by the Nicaraguan mine workers. Technical and administrative assistance for IMISA is contracted from former INMINE officials. The remaining interest in select facilities was put out to international tender.

On April 11, 1994, a Presidential Decree was issued authorizing the privatization of the Orosi mining assets. Effective August 26, 1994, an agreement between Greenstone de Nicaragua S.A. (“Grenica”), a wholly owned subsidiary of Greenstone Resources Canada Ltd., and Inversiones Mineras S.A. (IMISA), a company owned by the members of the mine workers’ union, resulted in the formation of a new company called Minera Nicaraguense S.A. (“MINISA”). In September 1996, Grenica acquired the remaining 25% minority interest from IMISA through the acquisition of all the shares of MINISA held by IMISA. The purchase price consisted of a cash payment of $13,125,000, directed by IMISA to be paid to its individual shareholders; a cash payment of approximately $350,000 in satisfaction of existing obligations to IMISA in connection with GRENICA’s and IMISA’s shareholdings in MINISA; and a 2% net smelter royalty in favour of IMISA on future production from areas within the Orosi mining area.

GRENICA suffered financial difficulties, and Leslie Coe, an individual investor, acquired MINISA by repaying GRENICA’s debt to vendors. The name of the new company was Desminic. In February 2001, Leslie Coe sold 50 percent of DESMINIC to RNC Resources Limited and 40 percent to Auric Resources Corp. Leslie Coe retained a 10 percent interest in Desminic. In early 2001, Desminic rehabilitated the heap leach operation at Orosi. Operations since then have been mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. During the past year, there has been significant production also from the Esmeralda structure located parallel to and immediately south of the Mojón pits.

In December 2003, RNC Gold Inc. became the owner of Desminic. Yamana purchased a 100% interest in Desminic from RNC Gold Inc. in early 2006 and Central Sun acquired it from Yamana, effective July 6, 2006.

Geological Setting

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

Pliocene-aged mafic lavas and ignimbrites, belonging to the 400 m to 600 m thick Upper Coyol unit, form mesa-like erosional remnants in the region. Several small felsic to mafic intrusive bodies of similar Tertiary age are also located in the district and distributed along northeast-southwest structural trends.

At Orosi, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. Gold mineralization is associated with steeply dipping, structurally controlled quartz veins found within the andesitic rocks over an area of at least 12 square kilometres. Alteration associated with the deposits is typical of a low sulphidation, adularia-sericite epithermal gold-silver deposit. Fracture controlled quartz veining and silicification is haloed by argillic and propylitic alteration zones within a thick sequence of andesitic volcanics.

A one-metre to five-metre thick layer of colluvium and soil covers the Cerro Mojón ridge area. This cover is derived from the weathering and erosion of the Mojón and Esmeralda ridges. The ridges themselves are supported by the gold-bearing quartz veins and the colluvium is, therefore, locally gold bearing, with values of up to 50 g/t Au reported from the drilling program.

Mineralization

Gold mineralization occurs in vein sets along two parallel trends separated by approximately 500 m, the Mojón-Crimea Trend and the Santa Mariá-Esmeralda Trend. The Mojón-Crimea Trend is over 3,500 m long, strikes N60°E and dips -80 degrees to the SE. The massive quartz veins and adjacent mineralized stockwork zones average 25 m in width, narrowing to 15 m at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 m. The Esmeralda Vein, located at the SW end of the trend, is approximately 20 m wide near surface and pinching to less than 10 m at depth, and is over 1,600 metres long. The Santa Mariá vein, located at the NE end of the trend, averages 10 m wide and is approximately 525 metres long. Both of these veins are near vertical, and they do not have strong stockwork halos.

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 µm in diameter. Average grain sizes are 3 µm to 15 µm in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 m below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Fluid inclusion studies conducted on samples collected from within the district suggest a multi-phase origin for the formation of the quartz veins. The studies also reveal that there were variations in the fluid temperature from 172° C to 316° C during the mineralizing events. Apart from limonite and hematite, minerals associated with the gold include chalcopyrite, galena, sphalerite, and native silver. The gold to silver ratio is approximately 1:4.5. The abundance of manganese oxides within the veins is also worthy of note.

Exploration

The resource estimates for Orosi are based on the drill hole database initially prepared by MINISA. MINISA also prepared a feasibility study for the Cerro Mojon Project in 1998.

Trenches and Adits

Gold mineralization along the Mojon-Crimea and the Esmeralda-Santa Maria structures was exposed at surface in 32 large trenches excavated using a D8 dozer to depths of two to four metres. The trenches varied from 30 to 150 metres long and oriented perpendicular to the strike of the mineralization. Geological mapping and continuous channel sampling were completed on each trench. In 1995, mapping and sampling was completed in two adits of 50 to 60 metres length that were driven perpendicular to mineralization at Mojon. Samples from the second adit (AD-002) were used in support of metallurgical test work.

Both the trench and adit results are still in the property database, but were not used in the 1998, 2002, nor in the June 30, 2006 Scott Wilson RPA mineral resource estimates due to concerns over the surveyed locations of these samples. The geologic data obtained from all of the trenches and the adits were combined with drill hole data to define zone boundaries when constructing the geologic model.

Drilling

The assays generated from exploration drilling (includes reverse circulation (RC) and diamond drilling, incorporated in the June 30, 2006 reserve estimate by Scott Wilson RPA but not blast hole drilling) are derived from 763 drill holes (133,579 m - 78,937 assays). The vast majority of the exploration drilling data was generated from RC drilling programs. RC drilling (PCR-001 to PCR-731, one hole redrilled) accounts for 732 holes (128,311 m - 75,574 assays). Diamond drilling (STD-001 – 028 and PQ-1, 2, and 3) accounts for 31 holes (5,268 m - 3,363 assays). Except for those samples deemed unreliable for modeling, all RC and core sample assays are included in the resource/reserve estimations. Unreliable samples included those with suspected survey errors, strong down-the-hole deviations, or suspected contamination. A total of 3,938 samples from drill holes, trenches, and adits were deemed to be unreliable and excluded from the model.

Scott Wilson RPA was provided with a blast hole assay databases that contained over 85,000 samples in total. The blast hole samples were taken for grade control purposes during the course of mining the Mojón and Esmeralda pits. The database was by no means complete, however, it provided invaluable insight into the grade distribution and spatial continuity at Orosi. While used to develop variogram models and calibrate grade interpolation logic, blast hole sample assays are not included in the resource estimation.

Sample assays generated by drilling other than for production purposes were collected from the following programs:

•	MINISA’s 1998 diamond drilling program;
•	MINISA’s 1996-1998 RC drilling program;
•	MINISA’s 1995 RC drilling program and;
•	Pre-MINISA drill programs.

Data from all the drill programs were used for resource estimations with the exception of the pre-MINISA drill data.

In 2007 Central Sun conducted an in-fill diamond drilling program at the Orosi Mine to upgrade inferred mineral resources to the indicated mineral resource category. The new drill results are being incorporated into an updated mineral resource estimate being prepared by Scott Wilson as part of the Orosi Mine Mill feasibility study currently in progress. The in-fill drilling program comprised of 94 holes totaling 9,509 metres including one metallurgical hole (DDH15M) and was completed over an eight month period. Holes were drilled on 25 m sections with intercepted intervals at less than 60 m apart on section to a vertical depth of 60-90 m. Some exploration drilling was also completed to test the eastern extension of the main deposit structure (Mojon-Santa Elena) as well an additional vein structure (Cuernos de Oro), located 1.2 km north of the Mojon pit.

Drilling continues to confirm the presence of Bonanza-style higher grade mineralization within the more extensive lower grade mineralization. The vein structures on the Orosi property which covers 14,496 ha extend for approximately 20 km along strike with the vast bulk of previous exploration concentrated in the mine area that extends for about 2 km.

Pre-Minisa Drilling Program

Prior to MINISA’s involvement in the Libertad district, numerous targets had been explored and mined by other groups. During the 1980s, over 20,000 m of core in approximately 220 holes (Lehmann & Associates in 1982 and Swedish Geological Group in 1984-90) had been drilled in the area. In addition, the Swedish Geological Group explored numerous targets by excavating hand-dug trenches, preparing topographic maps, geologic mapping and sampling of surface outcrops, trenches and available underground workings in an effort to compile a database for the entire district. Their work defined numerous targets within the district.

Data collected by the Swedish Geological Group for the Libertad area include geologic logs and assays from 67 core holes. Geologic and assay cross sections based on core hole and trench data are also available.

MINISA’s review of the Swedish core drilling program revealed that the recoveries within the mineralized zones were very poor and averaged less than 50 percent. Furthermore, the accuracy of the assay values reported for their drill holes was considered to be questionable. Consequently, the assay data generated from the Swedish core drilling programs has not been used in the resource models. The geologic data were useful in identifying targets during the early stages of MINISA’s exploration.

Sampling and Analysis

The majority of the historic drilling at Orosi was RC, supplemented in part by limited core drilling. All drilling by Central Sun in 2007 was diamond drilling. Most holes were drilled toward the northwest at a dip of -45o. The mineralized structure generally dips toward the southeast at -75%, although flatter and/or steeper sections exist locally. The deposit is drilled to between 250 m and 300 m depth along the 3.75 km strike length of the Mojón-Crimea trend. Drilling along the Esmeralda and Santa Mariá areas covers strike lengths of 1,000 m and 500 m, respectively. Drill spacing ranges from approximately 15 m to over 50 metres. An analysis of composite data by Scott Wilson indicates an average drill hole spacing in the plane of the structure of approximately 35 m for Mojón-Crimea, 47 m for Esmeralda, and 37 m for Santa Mariá. This analysis computes the average distance between any particular composite and the nearest on up to four surrounding drill holes.

Sample intervals for RC drilling were usually 1.5 m in length, while for core drilling the interval depended on lithology, generally ranging between one metre and three metres in length. All core was photographed and cut in half lengthways with a diamond saw. One half of the core was submitted for analysis, while the remainder was stored on site. Specific gravity measurements were also conducted on some of the core. Except for one PQ hole, the core had already been cut prior to the measurements. The storage facility for core has since been vandalized and the core lost or rendered unusable for reference.

The RC cuttings were collected from the cyclone discharge on the drill in five-gallon plastic buckets. The volume of sample collected in the buckets was measured and drill recoveries estimated from the volume filled per 1.5 m interval. A rotary wet splitter was used when groundwater was encountered. In August 1997, beginning with hole PCR-281, the collection method was modified to allow better settling and retention of fines when drilling wet. The new method utilized three buckets in series, with the overflow from each bucket discharging into the next.

Each sample was passed through a Gilson splitter and reduced to two samples of about five kilograms each. The primary, or “A”, sample was sent to Barringer Labs in Reno, Nevada, USA, for analysis of gold and silver content. The remainder, sample “D”, was retained in storage on site. Additional samples, known as “B” and “C”, were also collected every 15 m (10th interval) and retained on site for future check or duplicate analysis.

Given the change in collection procedures in 1997, it is likely that spillage and loss of fines may have been an issue before then. It is not known what the impact of the losses was; however, in Scott Wilson RPA’s opinion, the fines would likely have been underrepresented in any laboratory analysis. As well, it is understood that the RC holes were logged using chip trays rather than the entire sample. Such an approach, coupled with the above noted losses, would almost certainly lead to under-representation of fines.

Sample Preparation

Initially, the primary five kilogram sample splits from the RC rig were shipped directly to the assay laboratory – either Chemex Labs (Chemex) in Mississauga, Ontario, Canada, or Barringer Labs (Barringer) in Reno, Nevada, USA. Commencing with hole PCR-215 in May 1997, the primary sample (“A”) was dried on site and shipped to Barringer’s preparation facility in Managua, and a 300 g subsample was forwarded to Barringer’s labs in Reno, Nevada. Since any physical processing and sample size reduction occurred offsite at Barringer’s facilities, it is Scott Wilson RPA’s opinion that other than for the initial collection procedures the potential for any sample bias during onsite preparation was minimal.

All of the initial exploration samples, including those from trenches and primary samples from RC holes PCR-001 through PCR-057, were sent unprepared in their entirety to Chemex in Mississauga. Rejects were stored at Chemex. Commencing with hole PCR-058 in January 1997, primary samples were sent to Barringer’s facility in Reno. All samples were analyzed for gold and silver by fire assay methods with an atomic absorption spectroscopy (AAS) finish using a one-assay-ton (29.2 g) sample. Results were reported in grams per tonne. In areas thought to be barren, samples were sometimes assayed for gold only.

Quality Control and Security of Samples

The mine has maintained a quality assurance/quality control (QA/QC) program since 1995.

1995 QA/QC Program

Two separate check assay or duplicate programs were conducted on samples from RC holes PCR-001 through PCR-057 in 1995. The first program (referred to as Program #2) involved collection of 152 duplicate samples (one every 30.5 m). According to CAM, duplicate pairs correlate very well with the original assays. After the 1995 drilling program, 101 “library” samples (the “D” samples referred to in Item above under “Sampling and Analysis” of this report) taken at the same time as the primary samples were selected and split for assay four times at three different labs. The samples were segmented into different grade ranges and the results analyzed. CAM indicated good correlation between the four duplicates; however, there is an overall decrease in gold grade of 8% from the original Chemex assays. Since both the primary (“A”) and the reference, or library (“D”), samples originate from the buckets used to collect the sample from the drill, and the check assays from the four labs (including Chemex) had good agreement, it is Scott Wilson RPA’s opinion that a bias was likely introduced during the reduction and splitting of the sample at the drill. Whether the issues regarding fines discussed above under “Sampling and Analysis” had any impact on these results is unknown; however, there was likely some contribution.

RESULTS OF CHECK ASSAY PROGRAM #3

Grade Range (g/t Au)	% Difference (Originals -Avg. of Checks)-
<1.0	-11
1.0 to <2.0	-2
2.0 to <3.0	+10
>3.0	+14
All Samples	+8

1996-1998 QA/QC PROGRAM

During and after the 1996-1998 RC drilling programs, a series of samples were selected from both the coarse rejects and pulps of the primary samples. As well, cuttings from various duplicates taken at the RC drill were assayed. Finally, the rejects and pulps of selected duplicate samples were reassayed. The results of the 1996-1998 program were analyzed by Mine Development Associates (MDA) of Reno, Nevada, which reported that the mean values were generally close for most data sets and the data appear, on average, to be reproducible and without bias.

Scott Wilson RPA was provided with the check/duplicate assay database, which contained analytical results for duplicates from the drilling as well as checks and rechecks of pulps from the labs. Scott Wilson RPA reviewed analytical results for both the “B” and “D” duplicate samples from the RC drills. Since documentation was unclear as to which lab (Barringer or American) ran the duplicates and which lab checked the pulps from the duplicates, the “B” and “D” analytical results from both labs were analyzed. While results for the high grade fraction (>3g/t Au) were mixed, the original results were consistently lower by 4% to 11% in the low grade fraction (<1g/t Au) and 9% to 14% higher in the medium grade fraction (1g/t Au to <3g/t Au). Table 0–1 summarizes the differences.

TABLE 0-1 ANALYSIS OF DUPLICATES, DIFFERENCES IN MEANS

Central Sun Mining Inc. - Orosi

	American B		American D		Barringer B		Barringer D
g/t Au	Count	A-B	Count	A-D	County	A-B	Count	A-D

<1	180	-10.2%	179	-7.4%	180	-4.3%	180	-10.6%
1 to <3	28	+13.9%	30	+10.8%	28	+14.3%	28	+9.3%
≥3	14	+12.7%	14	+3.0%	14	-6.9%	14	-25.6%
All	222	+6.2%	223	+1.6%	222	-1.8%	222	-13.9%
Note:	“A” is original, “B” and “D” are Duplicates and Checks of Duplicates

The paired samples were also analyzed through use of the Student’s t Test for paired samples. Where the t statistic exceeds the critical value for a 5% level of significance, the difference is said to be statistically significant at that level (i.e., there is at least a 95% probability that the difference is significant). Those with high t statistics indicate a higher probability of statistically different means. The above-stated differences for the low and medium-grade assays were found to be statistically significant at a 95% confidence interval, suggesting that, from a statistical viewpoint, the original and duplicate samples are different and that a bias exists.

TABLE 0-2 ANALYSIS OF DUPLICATES, t STATISTICS

Central Sun Mining Inc. - Orosi

	American B		American D		Barringer B		Barringer D
g/t Au g	tStat	t Critical	tStat	t Critical	tStat	t Critical	tStat	t Critical

1	2.56	1.65	1.93	1.65	1.11	1.65	2.74	1.65
<3	2.57	1.70	2.11	1.70	2.66	1.70	1.84	1.70
≥3	0.94	1.77	0.45	1.77	1.08	1.77	1.26	1.77
All	0.89	1.65	0.45	1.65	0.49	1.65	1.35	1.65

Note:	“A” is original, “B” and “D” are Duplicates and Checks of Duplicates

Scott Wilson RPA also reviewed checks of pulps from the original (primary “A”) samples and found generally good agreement in all grade ranges except the low-grade range, where differences and t statistics were similar to those found for the duplicates. This fact, coupled with the observed differences in the paired duplicates, suggests that the differences in grade may be due to both laboratory and sampling bias; however, the latter is likely the largest contributor to the differences in the medium-grade range. Sample segregation and loss of fines during the initial collection and splitting of the sample may be contributing factors.

Data Verification

The audit by CAM provides a detailed discussion on some of the verification work completed by mine staff, the previous owners, and their consultants. According to CAM, verification of geologic data included:

•	relogging to improve the consistency and quality of all geologic data;
•	identification of RC sample contamination;
•	identification of errors and inconsistencies in the geologic model;
•	identification of data errors in the geologic database; and
•	identification of RC assay biases.

In all, 3,938 samples from drill holes, trenches, and adits representing 6,900 m of sample were determined to be unreliable and flagged by a unique code indicating the type of inconsistency or problem. Included in these totals are 3,221 sample intervals from 97 drill holes. Of these holes, 91 had sample intervals with suspected or confirmed contamination. All trench and adit data were deemed unreliable and flagged accordingly. None of the flagged data was used by Scott Wilson RPA for resource estimates.

All RC holes were relogged in 1997 and 1998 by experienced geological personnel. The digital database was verified. Inconsistencies or limitations identified in the geologic model include estimations of quartz and clay content. Logging is based primarily on drill chips that had been screened and washed prior to logging. Detailed mud logs of the original sample were not kept until sometime in 1998. Consequently, it is recognized that the quartz content is most probably overstated and the amount of clay understated. Inconsistencies in these estimates were also noted by Scott Wilson RPA during inspection of sample trays.

In their review of the data, CAM also noted that composite grades for RC holes were consistently higher than those for core. According to CAM, the magnitude of the problem is in the range of ±10% and the relationship is more pronounced in the lower grade areas.

In Scott Wilson RPA’s opinion, the drilling and geological database at Orosi needs to be consolidated. In their data acquisition efforts, Scott Wilson RPA has resorted to a number of different sources for information; however, the database is not complete and this should be rectified as soon as possible.

It is understood that initially, all assay data were entered manually from printed assay certificates. Starting in February 1998, data were transferred and entered digitally to minimize data entry errors. Digital copies of previous data were also forwarded by both Chemex and Barringer around that time. According to the audit by CAM (2003), approximately 80% of the database has been verified against the original assay certificates, including all assays over 0.35 g/t Au. A few errors were discovered and corrected.

Assay data were initially provided to Scott Wilson RPA by Central Sun in ASCII format containing collar and survey information, assay interval data, and a single geological code for each interval. Scott Wilson RPA was not able to verify the source or content of the assay data. Subsequently, a complete drill hole database, including assays and other geological information, was procured from Bikerman Engineering & Technology, Inc. (Bikerman), the consultant who authored the 2002 mineral resource estimate. A spot check of assay data was conducted by Scott Wilson RPA, comparing assays in the database with those from the original 1996 and 1997 PRN and ExcelTM files from the labs. While no errors were found, all values for gold had been truncated to two decimal places (rather than rounded). This database was used by Scott Wilson RPA for the final resource estimates.

After completing the analysis of assay data, capping anomalous values and compositing the data for resource modeling, Scott Wilson RPA received another database in AccessTM from a computer hard drive that had been stored at the mine. A few spot checks were also conducted on this database. No errors or truncation of values were noted, but values reported as “0” had been entered as 0.015. Scott Wilson RPA did not view the effort required to verify, extract, load, and reprocess the data in order to use this database to be warranted, although future efforts should utilize the untruncated assay values, provided the database can be verified. Scott Wilson RPA does not consider the differences that would be imparted by using the untruncated assays material to the estimates.

Scott Wilson RPA also inspected a selection of chip trays used for logging the drill cuttings from several RC holes used in the resource estimate. As well, Scott Wilson RPA took several samples from grade control trenches within the active mining areas. No core was available for inspection. While not generally indicative of the average grade or meant to serve as duplicates, the results do confirm the presence of gold/silver mineralization. Four chip samples were taken by Scott Wilson RPA and sent to Assayers Canada of Vancouver (Certificate 6V1168RA). Scott Wilson RPA maintained chain of custody from the project site to the lab. The samples were supposed to represent a cross section of typical mineral occurrences within the area of interest, with higher grades generally from areas of higher quartz content. Results from the mine represent continuous channel samples for each of the trench intervals from which the Scott Wilson RPA chip sample was taken. Note that a direct comparison should not be made, as the intervals for the samples taken by the author were much shorter and were generally from rock outcrops within the two-metre trench intervals.

2007 Central Sun Drill Program

In 2007 Central Sun completed an in-fill diamond drilling program conducted at the Orosi Mine to upgrade inferred mineral resources to the indicated mineral resource category has been successfully completed. The new drill results are being incorporated into an updated mineral resource estimate being prepared by Scott Wilson RPA, Inc. (“Scott Wilson”) as part of the Orosi Mine Mill feasibility study currently in progress. The in-fill drilling program comprised of 94 holes totalling 9,509 metres including one metallurgical hole (DDH15M) and was completed over an eight month period. Holes were drilled on 25m sections with intercepted intervals at less than 60m apart on section to a vertical depth of 60-90 m. Some exploration drilling was also completed to test the eastern extension of the main deposit structure (Mojon-Santa Elena) as well an additional vein structure (Cuernos de Oro), located 1.2 km north of the Mojon pit.

Drilling continues to confirm the presence of Bonanza-style higher grade mineralization within the more extensive lower grade mineralization.  The vein structures on the Orosi property which covers 14,496 ha extend for approximately 20km along strike with the vast bulk of previous exploration concentrated in the mine area that extends for about 2 km.

The core from the 2007 diamond drill program was logged, photographed and then sampled with half the core retained and stored on-site. Samples are taken as half of the sawn core that varies in size from HQ (63.5 mm) for metallurgical holes to NQ (47.6 mm) for the other drill holes. All core samples were prepared and assayed at the Company's Orosi Mine laboratory.

 T he Orosi mine laboratory use s normal industry procedures. The entire half-core samples were crushed to pass 10-mesh-size sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays were performed at A CME Analytical Laboratories an ISO 9 001, 2 000 certified commercial laboratory in Vancouver, British Columbia, Canada.

Mineral Reserves and Mineral Resources

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) completed an independent estimate of mineral resources for Orosi as at June 30, 2006 as documented in their report entitled “Technical Report on La Libertad Project, Nicaragua prepared for Glencairn Gold Corporation Report for NI 43-101”. The summary from that report is reprinted below:

“The Orosi Mine is located approximately 110 km due east of Managua, the capital city of Nicaragua. The property is situated near the town of La Libertad in the La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. Central Sun, through its wholly owned subsidiary, DESMINIC, holds one exploitation concession (La Libertad Exploitation Concession) covering 10,950 ha, granted in August 31, 1994 for the term of 40 years. DESMINIC also has one exploration concession, called La Buena Ventura I (2,350 ha), granted in July 2002 for a period of 25 years. The exploitation and exploration concessions form one contiguous block.

Other than a suspension of operations during 2000 and part of 2001, mining activities for the heap leach operation have been ongoing since 1997. Current infrastructure includes:

•	A 3,000 tpd heap leach operation including a crushing and stacking system, pads, ponds, an ADR (adsorption, desorption, recovery) plant, warehouses, dry facilities, and administration buildings;

•	Facilities providing basic infrastructure to the mine, including electric power generation, heat, water treatment and supply, and sewage treatment;

•	Mining infrastructure including roadways, ramps, maintenance shops, and mobile equipment fleet;

•	Access by gravel roads to the town of La Libertad and Juigalpa.

     Since the last century, large companies, small local ventures, and individual miners have developed mines in the La Libertad-Santo Domingo area. Large scale mining operations in the Santo Domingo area first began in 1862 at the El Jabalí Mine and continued until the mid 1970s. Important mines developed during this period include El Jabalí, Monte Carmelo, and La Tranca. Larger scale mining operations have not existed in the Santo Domingo area for the last 20 years, but small miner activity and arrastra (small primitive mills) operations have continued.

On April 11, 1994, a Presidential Decree was issued authorizing the privatization of the La Libertad mining assets. Effective August 26, 1994, an agreement between Greenstone de Nicaragua S.A. (GRENICA), a wholly owned subsidiary of Greenstone Resources Canada Ltd., and Inversiones Mineras S.A. (IMISA), a company owned by the members of the mine workers’ union, resulted in the formation of a new company called Minera Nicaragüence S.A. (MINISA). In September 1996, GRENICA acquired the minority interest from IMISA through the acquisition of all the shares of MINISA held by IMISA.

GRENICA suffered financial difficulties, and Leslie Coe, an individual investor, acquired MINISA by repaying GRENICA's debt to vendors. The name of the new company is Desarollo Minero de Nicaragua, S.A. (DESMINIC). In February 2001, Leslie Coe sold 50 percent of DESMINIC to RNC Resources Limited and 40 percent to Auric Resources Corp. Leslie Coe retained a 10 percent interest in DESMINIC. In December 2003, RNC Gold Inc. became the owner of DESMINIC. Yamana Gold Inc. purchased a 100% interest in DESMINIC from RNC Gold Inc. in early 2006 and eventually sold it to Central Sun, effective July 6, 2006.

At Orosi, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. Gold mineralization is associated with steeply dipping, structurally controlled quartz veins found within the andesitic rocks over an area of at least 12 sq.km. Alteration associated with the deposits is typical of a low sulphidation, adularia-sericite epithermal gold-silver deposit. Fracture controlled quartz veining and silicification is haloed by argillic and propylitic alteration zones within a thick sequence of andesitic volcanics.

Gold mineralization occurs as free particles up to 40 µm in diameter. Average grain sizes are 3 µm to 15 µm in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 m below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

The current resource estimate for Orosi is based on a three-dimensional block model with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. Each of the 6.25 m x 6.25 m x 6 m high blocks was assigned with up to four rock codes and a percentage for each rock code based on the portion of the block that resides within each of the outlines interpreted from the geological data. Up to four grades were interpolated for each block by ordinary kriging, utilizing only those drill assay composites whose rock codes matched those of the block. An overall grade was then determined by weighting the individual interpolated grades, with the percentage and specific gravity of each rock type assigned to the block. The total block percentage is based on the sum of the individual percentages of each rock type. Table 0 –1 provides a summary of the mineral resources for the indicated and inferred classifications as estimated by Scott Wilson RPA. No mineral reserves have been estimated by Scott Wilson RPA.”

TABLE 0-1 MINERAL RESOURCE ESTIMATES Central Sun Mining Inc. - Orosi (June 30, 2006)
Location	Indicated Resources			Inferred Resources
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón-Crimea	13,743	1.46	647	3,551	1.73	198
Esmeralda	1,363	1.23	54	417	1.13	15
Santa Mariá	1,188	2.45	94	280	1.90	17
TOTAL	16,294	1.52	794	4,248	1.68	230

(1)	CIM definitions were followed for mineral resources.
(2)	Remaining mineral resources as at June 30, 2006.
(3)	Mineral resources are estimated at a block cut-off grade of 0.6 g/t Au.
(4)	Gold price of US$500/oz and metallurgical recovery of 61%.
(5)	Numbers may not add up due to rounding.

  Only those blocks within the interpreted grade envelope above 0.6 g/t Au are reported in this tabulation. Further detail, with respect to the distribution of grade within the block model, is provided under a separate heading. The estimate is based on the results from 732 RC drill holes and 31 core (diamond) drill holes. Not all holes and/or sample intervals were used in the estimate. Some of the holes fall outside the reported zones and either serve to confine the estimates or reside outside the area of interest. A number of holes and/or intervals, deemed unreliable for use in modeling, were also excluded from the estimate.

The drill composite spacing averages just under 36 m in the plane of structure, which, in Scott Wilson RPA’s opinion, is sufficient to classify the majority of the resources as indicated, although much of the deposit would benefit from closer spaced drilling. The mineral resources classified as indicated are located within the core of the drilling, while the inferred mineral resources are located in areas of wider spaced drilling, around the periphery, and at depth. The extent of the deposit is reasonably well defined, except at depth, where further drilling is required. Since the estimate was confined to only those areas where interpreted outlines were available, the size of the inferred mineral resource is likely understated.

Orosi is a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Ore is hauled to the process area and stockpiled or dumped directly into a primary crusher as the first stage in a crushing and screening plant designed to reduce the ore to 80% passing 1.5 inches prior to agglomerating and placing the material on leach pads located adjacent to the plant. Drilling, blasting, and most support activities are accomplished with Orosi’s own equipment and personnel, while the load-haul-dump functions are currently performed by a contractor. From the start of production in mid-1997 to the end of May 2006, the mine produced 8.1 million tonnes of ore grading 1.77 g/t Auá or 461,300 ounces of contained gold. During the same period, the mine moved 21.9 million tonnes of waste for an average strip ratio of 2.7 tonnes ore per tonne waste.

The ore at Orosi is processed by heap leaching. After leaving the secondary crushing system, the ore is agglomerated and placed on the leach pad cells via a transportation and stacking system. The cyanide solution is applied at a rate of 0.006 USgpm/ft.2, and the high-grade, or pregnant, solution containing the precious metals and cyanide from the heap drains to a pregnant solution pond where it is subsequently pumped to a carbon-in-leach (CIL) facility. Final gold recovery is effected by electro-winning where the precious metals are plated onto cathodes. The plated metals are removed from the loaded cathodes and dewatered in a filter press before smelting in a propane gas furnace. Finally, the resulting doré bars are sent to a refinery where they are further treated to remove any remaining impurities. Overall recovery since the implementation of a two-stage crushing system has been in the range of 64% of the contained gold delivered to the pads.

Until recently, leaching of crushed ore has taken place on a dedicated on/off pad consisting of eight cells.

The current plan is to discontinue the on/off cycle and utilize the existing pad as a permanent single-use facility. According to mine staff, the existing pad has a capacity of approximately 1.7 million tonnes, however, this will have to be confirmed by further geotechnical studies and testing. Additional areas for pad construction have been identified, however, engineering and permitting must take place before construction can begin. Environmental staff indicate that permitting for the new pads, which would provide an additional four million tonnes capacity, could take six months to a year to complete. Construction of the existing pad required about a year after permitting. Given this timeline, efforts to secure the required permitting must proceed without delay.

Orosi has been in operation for some time now. The current mine plans are based on pit designs developed in late 2002. These plans, as well as other operating and capital plans for Orosi, are presently under review by the new owners. Scott Wilson RPA has reviewed operating reports for 2005 as well as those from January to April 2006. In addition, Scott Wilson RPA reviewed cost and production forecasts generated by the previous owner for the remainder of 2006. Cash costs in 2005 ranged from US$400/ounce Au to over US$600/ounce Au, with ore tonnes, grade, and stripping being the primary factors contributing to the variance.

Under the existing budget, which was revised by the previous owner in May 2006, the operation is forecast to produce 42,000 ounces Au at a cash cost of US$521 per ounce Au. In the first four months of 2006, La Libertad produced 9,000 ounces at a total cash cost of US$805 per ounce Au and is forecast to produce 33,000 ounces at US$443 per ounce Au for the remainder of the year.

In addition to deferred stripping, the previous owner has projected capital expenditures in the range of US$3.8 million, including US$2.5 million for the plant and leach pads and US$0.7 million for exploration. These expenditures have not yet been approved. Based on results to the end of April 2006, the mine is currently in a negative cash flow position before deduction of these unapproved items.

As at March 31, 2006, there were 309 employees on the payroll, excluding the mining contractor.”

Updated Mineral Resources Estimate by Central Sun

The updated mineral resource estimate is based on the estimate by Scott Wilson RPA as at June 30, 2006 adjusted for production from July 1, 2006 to the suspension of the mine on March 31, 2007. Production during this period was 1,007,856 tonnes at 1.785Au/t containing 31,162 ounces of gold. This production was essentially all from the Mojon-Crimea zone. This adjustment was made to provide a more realistic mineral resource estimate accounting for the nine months of production since the acquisition of the mine by Central Sun.

The resource estimate for Orosi is based on a three-dimensional block model with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. Each of the 6.25 m x 6.25 m x 6 m high blocks was assigned with up to four rock codes and a percentage for each rock code based on the portion of the block that resides within each of the outlines interpreted from the geological data. Up to four grades were interpolated for each block by ordinary kriging, utilizing only those drill assay composites whose rock codes matched those of the block. An overall grade was then determined by weighting the individual interpolated grades, with the percentage and specific gravity of each rock type assigned to the block. The total block percentage is based on the sum of the individual percentages of each rock type. The following table provides a summary of the mineral resources for the indicated and inferred classifications as estimated by Scott Wilson as of June 30, 2006 adjusted for production to March 31, 2007 when mine production was suspended. No mineral reserves were estimated by Scott Wilson at that time but the feasibility study currently being completed by Scott Wilson is expected to define a mineral reserve. The feasibility study will also provide an updated estimate of mineral resources incorporating the results of the in-fill diamond drilling program completed by Central Sun in 2007.

Mineral Resource Estimates at December 31, 2007
Location	Indicated Resources			Inferred Resources
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón-Crimea	1 2,729	1.4 4	588	3,551	1.73	198
Esmeralda	1,363	1.23	54	417	1.13	15
Santa Mariá	1,188	2.45	94	280	1.90	17
TOTAL	1 5 ,2 80	1.5 0	7 35	4,248	1.68	230

(1)     CIM definitions were followed for mineral resources.

(2)       M ineral resources originally estimated as at June 30, 2006 by Scott Wilson RPA. Central Sun has updated the Mineral Resource to account for production of 1,103,708 tonnes at 1.82 gAu/t containing 59,476 oz Au between July 1 to March 31, 2007.

(3)      Mineral resources are estimated at a block cut-off grade of 0.6 g/t Au.

(4)      Numbers may not add up due to rounding.

(5)      Dr. William N. Pearson P. Geo is the Qualified person who reviewed this work.

Only those blocks within the interpreted grade envelope above 0.6 g/t Au are reported in this tabulation. Further detail, with respect to the distribution of grade within the block model, is provided under a separate heading. The estimate is based on the results from 732 RC drill holes and 31 core (diamond) drill holes. Not all holes and/or sample intervals were used in the estimate. Some of the holes fall outside the reported zones and either serve to confine the estimates or reside outside the area of interest. A number of holes and/or intervals, deemed unreliable for use in modeling, were also excluded from the estimate.

The drill composite spacing averages just under 36 m in the plane of structure, which, in Scott Wilson RPA’s opinion for the June 20, 2006 estimate, is sufficient to classify the majority of the resources as indicated, although much of the deposit would benefit from closer spaced drilling. The mineral resources classified as indicated are located within the core of the drilling, while the inferred mineral resources are located in areas of wider spaced drilling, around the periphery, and at depth. The extent of the deposit is reasonably well defined, except at depth, where further drilling is required. Since the estimate was confined to only those areas where interpreted outlines were available, the size of the inferred mineral resource is likely understated.

The Company has engaged Scott Wilson RPA for a second phase of work to complete a feasibility study that contemplates conversion of processing operations to a conventional mill. Their input will involve updating the geological and resource models, mine design and statement of the updated mineral resources and will estimate mineral reserves. A technical report will be prepared and filed during 2008 with the new estimates of mineral resources and mineral reserves.

Mining Operations

Mining Method

Orosi was a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Ore was hauled to the process area and stockpiled or dumped directly into a primary crusher as the first stage in a crushing and screening plant designed to reduce the ore to 80% passing 1.5 inches prior to agglomerating and placing the material on leach pads located adjacent to the plant. Drilling, blasting, and most support activities are accomplished with Orosi ’s own equipment and personnel, while the load-haul-dump functions were performed by a contractor. From the start of production in mid-1996 to the end of March 200 7, the mine produced 9,249,518 million tonnes grading 1.785g Au/t or 530,875 ounces of contained gold.  During the same period, the mine moved 27,396,729 million tonnes of waste for an average strip ratio of 2.96 tonnes ore per tonne waste.

Metallurgical Process

Following the acquisition of Orosi in July 2006, Central Sun initiated improvements in all aspects of the operation, which included accelerated stripping, upgrades to the crushing and screening circuit, and construction of permanent heap leach pads. Extensive metallurgical test work aimed at understanding and improving recoveries was also initiated. Despite these improvements and a significant reduction in cash operating costs, overall recoveries were insufficient for the mine to operate profitably as a heap leach operation. Gold recoveries during the third quarter of 2006 ranged between 41% and 45%. Subsequent metallurgical test work showed recoveries do not improve within practical crush sizes. However, metallurgical test work indicated that grinding and leaching ore improves gold recoveries to between 90% and 96%. A 1,000-tonne bulk sample of Orosi ore was processed at Central Sun’s Limon mill to test the bulk sample’s amenability to a conventional milling and cyanidation circuit. Results of this test showed that gold recovery was approximately 90%.

On February 21, 2007, the Company announced its plan to upgrade and expand gold production at the Orosi Mine in Nicaragua by converting the heap-leach mine to a conventional milling operation (the “Orosi Mill Plan”). Mining operations at Orosi were be suspended March 31, 2007 because of very poor recovery from the heap leach operation. A scoping study were undertaken in consultation with engineering firm AMEC Americas Limited (“AMEC”). As part of the study, Central Sun processed a 4,000-tonne bulk sample at its Limon mill under the technical supervision of AMEC. This test confirmed a 90.4% recovery rate. Scott Wilson Roscoe Postle & Associates Ltd. (“Scott Wilson”) is currently completing a feasibility study on Orosi Mill that is expected to be completed near the end of Q1 2008. The Company purchased the Getchell mill in Nevada from Barrick in 2007. This mill has been dismantled and shipped to the Orosi Mine site in Nicaragua. Work is currently in progress to build foundations and install the mill. The Company expects that the expansion to be completed in Q1 2009.

Production and Development

Following the Orosi acquisition, Central Sun initiated improvements in all aspects of the operation, which included accelerated stripping, upgrades to the crushing and screening circuit, and construction of permanent heap leach pads. Extensive metallurgical test work aimed at understanding and improving recoveries was also initiated. Despite the improvements made, overall recoveries have been insufficient to operate the mine profitably as a heap leach operation.

The mine plans in use until March 2007 were based on pit designs developed in late 2002. Scott Wilson RPA has reviewed operating reports for 2005 as well as those from January to April 2006. In addition, Scott Wilson RPA reviewed cost and production forecasts generated by the previous owner for the remainder of 2006. Cash costs in 2005 ranged from $400/ounce Au to over $600/ounce Au, with ore tonnes, grade, and stripping being the primary factors contributing to the variance.

Under the 2006 budget, which was revised by the previous owner in May 2006, the operation was forecast to produce 42,000 ounces of gold at a cash cost of $521 per ounce Au. During 2006, including production under the previous owner, Orosi produced 27,883 ounces of gold at a cash operating cost of $745 per ounce. Subsequent to acquisition by Central Sun on July 6th, Orosi produced 15,033 ounces of gold at a cash operating cost of $779 per ounce to December 31, 2006. The mine produced 16,365 ounces at a cash operating cost of $594 per ounce until March 31, 2007 when production was suspended.

Scott Wilson is currently completing a feasibility study on Orosi Mill that is expected to be completed near the end of Q1 2008. The Company purchased the Getchell mill in Nevada from Barrick in 2007. This mill has been dismantled and shipped to the Orosi mine site in Nicaragua. Work is currently in progress to build foundations and install the mill. The Company expects that the expansion to be completed in Q1 2009.

The conversion to conventional milling creates the potential to develop underground mining opportunities that were not available with a heap leach operation. In addition, there is an approximate 8-million-tonne, low-grade stockpile which, with a milling circuit, could potentially augment production. Investors are cautioned that the numbers above relating to recoveries are preliminary pending completion of the scoping study and feasibility report, and should not be relied upon.

Environmental Considerations

All aspects of environmental permitting, regulations, and monitoring are overseen by the Ministerio del Ambiente y los Recursos Naturales de Nicaragua (MARENA). The basic operating permit for Orosi covering the mining operation at Mojón, the heap leach facility, and plant was issued in 1997. In 2001 and 2002, mining permits were issued for additional mining operations in the Mojón trend. In 2005, operating permits were also issued for the Esmeralda, Santa Mariá, and Mojón-Crimea areas. According to mine staff, there are no material issues or violations related to these permits that are outstanding.

As part of the requirements imposed by MARENA, an annual operating plan is prepared by the mine based on the approved “Environmental Management Plan”. Key issues covered include:

•	Hydrocarbons Management (finally disposed of through authorized dealer);
•	Waste disposal;
•	Monitoring: daily monitoring in several places for Ph, CN and Cl, samples taken in places determined in the base line; rain fall and solution pond levels;
•	Topographic control in zones prone to land slides (every 15 days to 30 days);
•	Surface and underground water: bimonthly monitoring in sites around the mine;
•	Hydrobiological monitoring – twice annually (dry season - rainy season);
•	Noises;
•	Sediments management, sediment control ponds;
•	Revegetation plan achieved.

Permits under which the Orosi Mine operates include:

•	MARENA Administrative resolution No 17-2005 Expansion of Cerro Mojon operation
•	MARENA Environmental Permit, no number, dated July 1996
•	Ministry of Industries and Commerce, Ministerial Agreement No. 200-RN-MC/2002 - Mining Concession extension, exploitation
•	Ministry of Economy and Development, Ministerial Agreement No.032-RN-MC/94 - Mining concession, exploitation

Rehabilitation and revegetation of disturbed areas is ongoing at Orosi. Waste dumps are designed to conform to slope requirements set out by MARENA for reclamation. There are no specific requirements to reslope or rehabilitate the open pits; however, discharge of any drainage from the pits must be co-ordinated with MARENA. There are no formal closure plans for Orosi, and no bonding requirements, but guidelines regarding closure exist within the environmental regulations to address this. All areas that were initially wooded must be reforested and heaps will have to be resloped and revegetated.

Under the Orosi Mill Plan, new tailings facilities will need to be located and permitted. Preliminary work in 2007 has identified a number of potential locations for the tailings facility, the most advantageous of which would require the acquisition of additional land. An outside consultant is working with the Company on planning for the tailings facility which will be fully detailed in the feasibility study. Overall reclamation requirements will be addressed in the environmental impact study that will be required in respect of this new permitting.

In March of 2008 the Company received and environment permit (resolution No. 05-2008) to construct, maintain and operate the mill upgrade and tailings dam facility.

Exploration and Development

In January 2007, the Company initiated a $2.2 million exploration program at its Nicaraguan gold properties however this program was curtailed as a result of the suspension of the mine operations. The program focussed on upgrading inferred mineral resources to the indicated category. There has been no exploration since 1998. In February 2007, the Company announced several high-grade drill intersections at the Orosi Mine. Complete results of the 2007 diamond drill program were detailed in a press release on December 10, 2007.

Limon Mine, Nicaragua

Central Sun holds an indirect 95% interest in Triton Minera S.A. (“TMSA”) which owns and operates the Limon Mine concession and owns eight other mineral concessions, all at the exploration stage, including the La India concession which features a previously-producing operation. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital has been repaid. IMISA has expressed concern regarding its rights under its 5% interest and TMSA has agreed to open negotiations on this matter.

Property Description and Location

Location, Title & Permits

The Company applied and received government approval to reduce its Nicaragua mineral holdings by 56% by the end of 2005 in order to eliminate tax costs associated with areas identified from exploration results to have low exploration potential. Central Sun now holds interests in ten mineral concessions in northwestern Nicaragua covering the Limon gold mining district, the La India gold district and other areas.

The Limon property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in January 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. The Company is required to submit annual reports of its activities and production statistics to the government. Escalating annual surface taxes are payable to the Nicaraguan government for the Limon mineral concession. The surface tax rate was $3.00 per hectare in 2006 and a maximum rate of $12.00 per hectare will be reached in 2012 and maintained through subsequent years.

The Limon Mine property is in northwestern Nicaragua approximately 100 kilometres north of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

TMSA directly owns or controls the surface rights for all of the property upon which are located the current mining, milling, tailings and related facilities at the Limon Mine. TMSA also owns a portion of the surface rights for the properties. As required, TMSA has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

Royalties

Royal Gold, Inc.holds a 3% net smelter return royalty on the mineral production from the Limon Mine and any other future production revenue generated from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% production tax payable to the Government of Nicaragua. In 2007, an aggregate of $1,403,000 was paid in royalties and production taxes.

Internacional de Comercial S.A. (“IDC”) holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC (“Triton USA”), a subsidiary of the Company which holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessed by paved highway and a 25-kilometre gravel mine road with a total road distance from Managua of 140 kilometres. There are three local villages, Limon, Santa Pancha and Minvah, with an aggregate population of approximately 10,000 people which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of Limon.

The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through to April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres. The mining operations are in an area of low to moderate relief with elevations from 40 to 300 metres above mean sea level and plenty of flat areas for mine infrastructure. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labourers. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

History

Over the decades local artisan miners, called “guiriceros”, have been active throughout north-western Nicaragua, using manual grinding mills and mercury to process and recover gold from material obtained from rudimentary surface workings, scavenged from the old mine workings and even alluvial sediments.

Gold mining in the Limon district began in the 1800s and commercial production began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 180 tonnes per day and increased to 315 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

The Limon Mine was again privatized in April 1994, at which time Triton Mining Corporation (“Triton”), a subsidiary of the Company, acquired control of the Limon Mine through Minera de Occidente S.A. (subsequently renamed TMSA). An agreement with IMISA was reached whereby IMISA will not make cash contributions toward the amount required to fund the working capital and capital expenditures of the Limon Mine. Triton provided 100% of the required funding and recovers the portion funded on behalf of IMISA by withholding 25% of IMISA’s 5% entitlement to net profits (through its 5% equity interest in TMSA) until the full amount of any working capital or capital expenditures has been recovered. In 1998, Black Hawk acquired 95% interest in the Limon Mine through the acquisition of Triton. Production from May 9, 1994, when Triton took possession of the Limon Mine, to the end of 2003 totaled 493,000 ounces from 2.9 million tonnes of ore.

In October 2002, approximately two-thirds of the unionized employees at the Limon Mine went on illegal strike. On February 11, 2003, the striking workers returned to work and a new collective bargaining agreement was signed resolving the labour disruption. The February 2003 collective bargaining agreement had a two-year term during which a modest wage re-assessment was agreed to in February 2004. A new two-year collective agreement was reached effective May 26, 2005.

On October 17, 2003, the Company acquired the Limon Mine pursuant to a business combination with Black Hawk Mining Inc.

Geological Setting

Nicaragua can be divided into three major terraines. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

The Limon Mine, located along the eastern edge of the Nicaragua graben, is within an area of low hills that is in contrast with the level plain of the graben. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent deposits of ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies. The Coyal strata strike east to northeast and dip gently to moderately south with local variability common. A relatively flat-lying and younger volcanic package unconformably overlies the Coyol package. This younger unit occurs in the southern half of the concession and consists mainly of breccias and conglomerates with clasts of the underlying units. Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The most abundant faults strike northeast and dip moderately to steeply either northwest or southeast. A second group of faults strikes north to west-northwest dipping steeply east to northeast. Apparent displacements on these faults are tens to several hundreds of metres.

Exploration

The most significant result of 2004 exploration efforts was the definition of new mineral reserves and resources within the Santa Pancha epithermal vein system which contributed to the doubling of the Limon mineral reserves net of the 2004 production. The Company received its operating permit in January 2005 for the Santa Pancha project and work is underway for development of an underground mine to exploit this new mineral reserve.

In November 2005, all exploration activities were suspended when illegal labour disruption caused all operating activities at Limon to be suspended. Due to financial constraints the exploration geologists, support staff and drill department personnel were laid off during November 2005 and paid out in accordance with statutory severance payments. Further disruptions in 2006 have resulted in the Company deferring any further exploration work, indefinitely, until a permanent solution is found to the illegal road blockades.

In 2005, exploration at Limon consisted of target definition, drill testing of existing targets and a search for near-surface sources of mill feed. Activities included mapping, prospecting, trenching, sampling and approximately 14,000 metres of diamond drilling. Most drilling was conducted within and adjacent to the Talavera underground operations with a minor amount on two other targets in the district. Exploration identified several small areas amenable to open-pit mining that are incorporated in the Limon 2005 year-end mineral resources and reserves. Results from 2005 include a number of high-grade but disconnected gold-quartz vein drill intercepts that clearly demonstrate the exploration potential of the area along the southwest projection of the productive Talavera vein system. The southwest projection of Talavera and several other attractive targets in the southern portion of the Limon district warrant further exploration spending and drilling. All exploration work at Limon was conducted by Company personnel.

Exploration activities in the Limon district were restarted in the second half of 2006 and initially were limited to selective trenching and sampling to assess the mining potential of a small mineral resource at the Aparejo Vein. Other trenches were completed to evaluate a couple of other vein targets.

In 2007, an extensive underground in-fill diamond drilling totaling 4,830 metres in 41 holes was completed in the Talavera zone. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30 m. These drill results have been incorporated into the 2007 updated mineral resource and reserve estimate for the mine.

A diamond drilling program of 6 holes totaling 783 m tested the north-south extension of the El Limon zone located about 2.0 km northeast of Talavera.

In 2007, the Company expended $591,000 on exploration at Limon compared to expenditures of $172,000 in 2006, $1.4 million in 2005 and $3.3 million in 2004.

Mineralization

Gold mineralization in the Limon Mine, La India districts and northwestern Nicaragua is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep. To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from quartz vein and quartz vein-breccia deposits hosted in linear structural features and is often accompanied minor pyrite and trace amounts of base metal sulphides. Gold is generally fine to very fine grained and relatively uniformly distributed throughout the veins. Only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported. Mineral showings or deposits for other metals are not known in the area.

Three producing and past producing vein systems account for almost all of the approximately 3.0 million ounces of gold produced from the Limon district; these are the Limon, Santa Pancha and Talavera systems. A large number of other weakly mineralized quartz veins have been identified and explored, some with minor development and production. The productive vein systems are 1.5 to 3.0 kilometres long with vein widths from less than one metre to 25 metres. Individual ore-shoots within the veins range from 60 metres to 450 metres long horizontally and from 40 metres to 290 metres vertically. Strike orientations vary from north-northwest through northeast to east-west, and dips are from 40 degrees to near vertical. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

The gold-bearing veins and attendant alteration are hosted within volcanic flows, volcanoclastic strata and possibly hypabyssal intrusions of the lowest volcanic unit of the Coyol Group. The other Coyol units are variously altered by the same hydrothermal fluids that deposited the gold veins; locally quartz stringers with low gold values are found in the massive porphyritic andesite flows that immediately underlie the unconformity contact with the youngest flat-lying strata. The youngest volcanic unit appears to post-date gold mineralization because no veins or vein-related alteration has, as yet, been identified within this unit.

The most extensive areas of argillic and quartz-silica alteration form a corridor that crosses the Limon Mine concession along a roughly west to east trend; this alteration corridor is mostly located to the south of the Talavera, Limon and Santa Pancha Panteon vein systems and is partially capped by the young, flat-lying volcanoclastic unit. Much of this alteration is part of the upper, near-paleosurface component of the low-sulphidation epithermal system that formed the productive gold veins. Preliminary mapping indicates the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies combined with the presence of auriferous quartz vein boulders and silicified, steeply inclined structures are indications of exploration potential for the discovery of new gold-bearing vein systems along this corridor.

Drilling

In 2007 5,613m of exploration drilling was completed at Limon. There was no drilling at Limon in 2006. Approximately 13,800 metres of underground and surface diamond drilling were completed at Limon in 2005 compared to 38,300 metres and 10,700 metres completed in 2004 and 2003, respectively. Drill core is logged for geology, core recovery and for geotechnical observations (only for zones with mineral resource potential), all information is recorded on hand written logs. Photographs are taken of all exploration drill core. Key information is summarized in a digital database and is used in the resource and reserve estimates..

Sampling and Analysis

Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Core size varies from HQ to NQ for most surface holes and to BQTK for most underground holes. Drill core recovery at the Limon Mine is generally very good. All samples are taken by or under the supervision of a company geologist.

Mineralized drill core intervals to be sampled are identified and marked by the geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into unmineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist. Drill hole and underground sampling procedures employed by TMSA conform to industry standards.

Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes or supervises the taking of all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

Rock and core samples are crushed, pulverized and fire assayed for gold and silver on-site at the Limon Mine laboratory. There are separate crushing and pulverizing circuits for the mine grade-control samples and exploration samples. The Limon Mine lab is not set up to do sample preparation or analysis for stream sediment and soil samples or multi-element suites. Sample preparation and analytical work for these samples are outsourced to independent commercial laboratories in Canada.

Quality Control and Security of Samples

All assays used in the Limon Mine mineral resource and reserve estimates were done at the Limon Mine laboratory. Quality control includes the use of blanks, duplicates, standards and internal check assays by the Limon Mine laboratory, and external check assays performed at ACME Analytical Laboratories Ltd. (“ACME”) of Vancouver, B.C., Canada, are conducted independently by the geology group and the lab manager. ACME is ISO 9001-2000 certified. The Limon lab currently uses two standard samples with the assay values certified by an external laboratory, Lakefield Research Limited (“Lakefield”). The very fine-grained nature of the gold in the Limon Mine district greatly reduces sampling and assay variability related to coarse gold (the “nugget effect”) and allows for good reproducibility of assays. To date visible gold has been only reported once on the property.

The quality assurance procedures and assay protocols followed by the Company for underground and drill core samples at the Limon Mine were reviewed several times by independent consultants, most recently in 2005 by RPA, and found to conform to industry accepted practices.

Samples were handled only by the Company’s authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured drill logging and sampling area within the guarded area of the mine property by authorized Company personnel. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Mineral Resources

The mine was successful in not only replacing reserves mined but also in expanding overall reserves and resources in 2007. Proven and Probable reserves as at December 31, 2007 at Limon are 1,381,000 tonnes at 4.89 g Au/t containing 217,200 ounces of gold. This compares to 1,178,000 tonnes at 5.26 g Au/t containing 199,300 ounces as at December 31, 2006. Production at Limon in 2007 was 36,702 ounces hence mine exploration has been successful in replacing 2007 production as well as expanding the reserves by an additional 17,900 ounces.

Measured and indicated mineral resources, in addition to the mineral reserves, have been increased to 384,000 tonnes at 4.99 g Au/t containing 61,600 ounces of gold as compared to 185,100 tonnes at 6.72 g Au/t containing 40,000 ounces in 2006. Inferred mineral resources are 1,291,000 tonnes at 5.91 g Au/t containing 246,000 ounces of gold as compared to 854,900 tonnes at 6.88 g Au/t containing 189,200 ounces of gold in 2006. The methodology and parameters for estimating the resources and reserves at the Limon mine are the same except for the adjustment in gold price and cutoff grade as set out in the Scott Wilson report dated February 24, 2005.

Commercial production at the Santa Pancha mine began in Q1 2007. Underground development at Santa Pancha indicates that the true thickness of the ore zone is greater than that which was previously estimated from exploratory drilling. A new geological interpretation of the south blocks and geological mapping that indicated the presence of additional zones at a different orientation than the main ore zone resulted in additions to overall resources and reserves.

At Talavera, the updated mineral resource and reserve estimate incorporates results from a successful underground in-fill diamond drilling program completed over a 6 month period in 2007 that totalled 4,830 metres in 41 holes. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30 m. Full results were included in the exploration update release of December 10, 2007.

A diamond drilling program of 6 holes totaling 783 m also tested the north-south extension of the El Limon zone located about 2.0 km northeast of Talavera. This area requires additional drilling to define mineral resources.

The following tables set out the estimates of mineral reserves and mineral resources at the Limon Mine as at December 31, 2007.

Mineral Reserves
Zone	Gold Price	Cut-off grade	Tonnes	Gold Grade	Contained Gold
		g/t		g/t	Ounces
LIMON
Proven
Talavera u/g	$550/oz	3.8	85,900	5.34	14,800
Veta Nueva u/g	$550/oz	3.8	0	0.00	0
Santa Pancha u/g	$550/oz	3.8	63,400	7.01	14,300
Open Pits	$550/oz	3.8	7,000	5.91	1,300
Total			156,400	6.04	30,400
Probable
Talavera u/g	$550/oz	3.8	75,500	4.46	10,800
Veta Nueva u/g	$550/oz	3.8	182,500	5.71	33,500
Santa Pancha u/g	$550/oz	3.8	811,600	4.96	129,400
Open Pits	$550/oz	3.8	155,100	2.63	13,100
Total			1,224,600	4.75	186,900
Total Proven and Probable			1,381,000	4.89	217,200

Measured and Indicated Mineral Resources (excludes Mineral Reserves)
Zone	Gold Price	Cut-off grade	Tonnes	Gold Grade	Contained Gold
		g/t		g/t	Ounces
LIMON
Measured
Talavera u/g		2.7	9,500	6.92	2,100
Veta Nueva u/g		2.7	0	0.00	0
Santa Pancha u/g.		2.7	0	0.00	0
Open Pits		2.7	20,500	3.60	2,400
Total			30,000	4.65	4,500
Indicated
Talavera u/g		2.7	30,500	5.20	5,100
Veta Nueva u/g		2.7	42,100	7.71	10,400
Santa Pancha u/g.		2.7	281,500	4.60	41,600
Open Pits		2.7	0	0.00	0
Total			354,100	5.02	57,200
TOTAL			384,000	4.99	61,600

Inferred Mineral Resources
Zone	Gold Price	Cut-off grade	Tonnes	Gold Grade	Contained Gold
		g/t		g/t	Ounces
LIMON
Inferred
Talavera u/g			305,000	6.52	63,900
Veta Nueva u/g			42,000	7.12	9,600
Santa Pancha u/g.			912,000	5.72	167,800
Open Pits			32,000	4.10	4,300
TOTAL			1,291,000	5.91	246,000

Notes:

1.

The mineral reserves and resources reported herein are based on the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 ("CIM Standards)". Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are in addition to Mineral Reserves.

2.

Mineral Reserve and Mineral Resource estimates for the Limon mine were prepared by Central Sun mine personnel under the supervision of Dr. William Pearson, P.Geo. and Mr. Graham Speirs, P.Eng. both of whom are qualified persons as defined under National Instrument 43-101.

3.

The Inferred Mineral Resource for Mestiza was prepared by Central Sun exploration personnel under the supervision of Dr. William Pearson, P.Geo. a Qualified Person as defined by NI 43-101. The estimate is based on historical drilling and recent trench sampling and drilling by Central Sun.

4.	Numbers may not add up due to rounding.

Mining Operations

Mining Method

Since the early 1990’s, most of the mill feed has been from the Talavera underground operations, periodically supplemented by small open pits. During 2005, approximately 33% of the tonnes milled was derived from surface mining.

Access for underground mining at Talavera is provided for by a ramp system that branches at the 135 metre level into both a west and east ramp. The deepest level of the mine is at approximately 275 metres below surface. Future access to the Veta Nueva Vein is being evaluated. The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. Stopes are backfilled with unconsolidated development waste. Shrinkage stope mining is being implemented for use on zones too narrow for longitudinal stoping. The Talavera mining operation is fully mechanized. The mine equipment is adequate to support current underground mining operations. Three exhaust raises support the mine ventilation system and also serve as emergency escapeways.

With commercial production being achieved at Santa Pancha in March 2007, production is expected to move from Talavera during 2007 as Santa Pancha becomes the main source of mill feed going forward. Mining at Santa Pancha is carried out using off ramp mechanized sub-level stoping with waste rock fill. In pillar sections, the rock fill will be cemented.

Metallurgical Process

The processing and extraction circuit consists of a 1000 tonne per day primary jaw crusher, semi-autogenous grinding (SAG) mill and ball mill that feeds into thickener and leach tanks followed by a carbon-in-pulp (CIP) carousel circuit. Approximately 36 hours of leach residence time to extract the gold from the rock powder is provided by three leach tanks. The CIP circuit where the gold is loaded onto carbon granules consists of six tanks configured to allow gravity flow of the slurry. Loaded (gold impregnated) carbon is removed every two days. A weekly batch of loaded carbon is subject to cleaning by acid washing, then chemical neutralization to increase alkalinity before passage through a stripping vessel for removal of the gold to form a pregnant (gold-bearing) solution. The pregnant solution is separated from the stripped carbon; this carbon is reactivated in a kiln and returned to the CIP circuit. The pregnant solution is circulated through the electrowinning cell to produce both gold cathodes and gold filter cake that are then both smelted to doré in the on-site refinery furnace. Doré bars ranging in weight from 15 to 25 kilograms and containing 70 to 75% gold, 20 to 25% silver and a small percentage of other metals are shipped to a commercial precious metals refinery for final separation of the gold and silver.

Production

Central Sun reported gold production of 36,702 ounces during 2007, approximately 6.9% greater than the previous year. The increase in 2007 is mainly attributable to the higher grade in the Santa Pancha deposit.

Production from the Limon Mine for 2007 and for each of the four previous years is as follows:

	2007	2006	2005	2004	2003
Tonnes milled	287,710	295,562	311,350	341,234	284,116
Grade (g/t)	5.1	4.4	4.7	5.1	5.7
Production (ounces)	36,702	34,341	39,091	46,135	45,851
Recovery (%)	78.5	83.3	83.8	84.6	88.1

Environmental Considerations

The Limon Mine has been operated in compliance with all applicable requirements. Under its 1994 purchase agreement, TMSA does not have any obligations for environmental damages caused by the operations conducted prior to 1994, but must mitigate any such damages.

Tailings from the mill are deposited in an impoundment area constructed in 1998 after the old tailings impoundment area reached capacity. Since 1998, the dam has been raised three times, once in March 2000 by five metres, in June 2002 by three metres and a final lift of three metres completed in late April 2005. At this final elevation, the impoundment will have the capacity required until the end of 2007. Additional tailings impoundment capacity will be needed for planned production beyond 2007.

The pond is designed so that no solution is discharged into the environment; instead, the decanted water from the tailings pond is re-circulated to the mill. During part of the year, the impoundment area has a positive water balance and an evaporation system reduces excess tailings pond water volume.

With the assistance of an outside engineering firm, the Company has determined that, with the construction of additional spillways to ensure proper drainage of excess water from the tailings dam during the rainy season, the existing tailings facility will be sufficient for two years. The spillway construction cost of $500,000 is included in the 2007 capital budget. Studies will be initiated in the second quarter of 2007 on a new tailings facility for future use.

Since its construction in 1998, there have been two significant incidents related to the dam. In 1998, as a result of a 1.6 metre rainfall during Hurricane Mitch, the dam overtopped and a deep breach formed on one abutment. The breach was repaired and the Company began a program of beaching tailings away from the dam in order to provide more stability and adequate settling time to allow for clearer reclaim water.

In October 2000, six months after the second lift was completed, another period of heavy rain resulted in a major slump on the downstream side of the dam. No breach occurred as a result of the failure; however, there was a planned discharge in order to lower the effluent level in the pond. The cyanide level was monitored during the discharge and hypochlorite was added as required to insure safe discharge. An emergency berm was constructed and the situation stabilized. Since that time, there has been no reported movement of the dam, including during a 7.6 magnitude earthquake epicentred approximately 250 kilometres from the dam. After the 2000 failure, Golder Associates Inc. (“Golder”) was retained to review the incidents and the dam design. In a report dated August 10, 2001, Golder concluded that the dam failed as a result of slippage along the plane of a basal clay colluvium and that the emergency stabilization measures taken were appropriate.

In 2002, a third lift of the dam was completed. In a report dated July 25, 2003, Golder concluded that there was no direct evidence of serious stability problems with the Limon Mine tailings dam and made certain recommendations in respect of the monitoring of future performance of the dam and remedying deficiencies in the construction of overflow pipes.

There are no closure requirements (including financial assurance) for the mine, shop, mill, and offices area, as these are considered by the government to be of historic and tourist interest. Closure requirements for the tailings dam are currently being evaluated. The final lift design includes stabilization of the slopes and the Company has filed a reforestation program with the government.

               Prior to construction of the new impoundment area, an environmental impact study was completed and approved in June 1998 by the Ministry of Environment, with the following conditions:

•	preparation of a closure plan of the old North tailings area;
•	monitoring wells must be installed above and below the facility to monitor groundwater quality;
•	discharges of process water must be monitored and meet the criteria of Decreto 33-95, which provides water quality guidelines for discharge of industrial waste water;
•	monitor the condition and performance of the facility; and
•	personnel responsible for the tailings disposal facility must be trained to safely operate the facility.

TSMA is in compliance with all of the foregoing requirements.

Economic Analysis

In 2008, the Company expects gold sales from Limon to be approximately 45,000 ounces at cash operating costs of $450 per ounce and total cash costs of $465 per ounce. At a realized gold price in excess of $900 per ounce, the Limon Mine is expected to produce a positive cash flow from operating activities in 2007. Gold spot prices have been considerably higher than $500 per ounce since the beginning of 2006.

Capital expenditures of $4.6 million are budgeted for 2008, for a variety of capital projects including engineering and the first phase of construction for a new tailing disposal dam.

Mine Life

The mine life based on planned production rates and the mineral reserves as at December 31, 2007 is just under four years with an average annual production of approximately 45,000 ounces of gold. The Company believes that there is good potential to expand the mineral reserves and the mine life through the exploration of existing targets both within the Limon gold district and at its Mestiza Project at the India gold district.

Exploration and Development

Exploration activities were restarted in the second half of 2006 following a mid-year financing and the resolution of certain labour concerns. Exploration had been suspended since November 2005 due to labour disruptions and a shortage of funds that resulted in the lay-off of all exploration and drilling personnel.

Development of the Santa Pancha underground mineral reserves that were identified in 2004 was a key requirement to future mill feed at Limon. The government operating permit for the Santa Pancha was granted in January 2005 and the ramp portal was collared the same month.

The Company spent $1.0 million in 2006 and $1.2 million in 2005 on ramp development. Following resumptions of normal operations at Limon after the disruptions in the first quarter, development of the ramp to access the Santa Pancha Zone was completed and commercial production at Santa Pancha was achieved in the March 2007.

In January 2007, the Company initiated a $2.2 million exploration program at its Nicaraguan gold properties. The program will focus on the Limon Mine and the Mestiza Project as well as the Orosi Mine. The program at Limon will build on a consultant’s recent evaluation of the structural setting of the Victoria area west of current Talavera workings. The study confirmed that gold mineralization continues through this structurally complex area and is open to the west. It also provides some key geological guides for targeting follow-up exploration holes. As previously reported, drilling in the Victoria area in 2004 intersected 16.5 grams gold per tonne (g/t) over 36 metres of core length in Hole 3235 and 7.7 g/t gold over 15.8 metres in Hole 3211. Surrounding drill holes show these to be localized zones in an area of structural complexity.

An extensive underground in-fill diamond drilling was completed in the Talavera zone totaling 4,830 metres in 41 holes was completed over the past six months. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30m. These drill results have been incorporated into an updated mineral resource and reserve estimate for the mine.

A diamond drilling program of 6 holes totaling 783 m also tested the north-south extension of the El Limon zone located about 2.0 km northeast of Talavera.

Mestiza Project, Nicaragua

Property Description and Location

Location, Title & Permits

The Company’s holdings in the India district consists of three mineral concessions located approximately 40 kilometres east of the Limon concession, the 6,500 hectare La India concession held 100% by TMSA, the 200 hectare Espinito-Mendoza concession held 100% by Minera Glencairn S.A. and the 350 hectare Espinito-San Pablo concession is held 40% by TMSA. The other six mineral concessions are located between the Limon and La India districts and to the north of the Limon concession; they have a total area of 15,920 hectares.

The Mestiza Project lies within the India gold district and is defined as the exploration of the various gold –bearing quartz veins located within the Espinito-Mendoza concession and on the immediately surrounding portion of the La India concession. The Mestiza Project will be the focus of exploration activities in 2007.

Royalties

Royal Gold, Inc. holds a 3% net smelter return royalty on the mineral production from future production revenue generated from La India and certain of the other concessions. The Mestiza property is also subject to 1.5% net smelter return royalty on gold production.

Any future revenue from the Mestiza Project, La India and the other concessions is also subject to a 3% production tax payable to the Government of Nicaragua.

Access, Climate, Local Resources, Infrastructure and Physiography

The Mestiza Project and India district is approximately 140 kilometres northwest of Managua and 45 kilometres in a direct line east of the Limon mill. The village of La Cruz de La India, located at the south end of the India concession, is on a paved highway that traverses the southern limits of the district. The road distance to the Limon mill is approximately 70 kilometres. Travel within the La India property is by unimproved dirt roads. The district is in the Nicaraguan highlands lying just east of the Nicaraguan depression, and is a hilly area of moderate to steep relief with elevations ranging from 350 metres to 800 metres above sea level. Vegetation consists of grass, brush and sparse tree cover.

The local population is estimated at 7,000 inhabitants with 3,000 of these living in La Cruz de La India. A power line follows the highway and supplies electricity to the village and homes located along the way. Water for La Cruz de La India is supplied from a well, located one kilometre northeast of the village. Given the local surface topography and the annual rainy season, a water-holding pond could be constructed to support a modest sized mining operation.

The other seven mineral concessions have road access that varies from good to poor using a combination of paved roads, moderate to good gravel roads and dirt tracks suitable for four-wheel drive vehicles. Access is adequate for exploration work during most of the year with some restrictions during the rainy season.

History

The La India gold vein was discovered in the 1930s. Modern gold production started in 1938 and lasted 17 years until 1955 recovering approximately 576,000 ounces of gold from 1.7 million tons at an average grade of 0.39 ounces of gold per ton of gold primarily from La India and America-Constancia veins that were mined to a depth of 200 metres. The property was nationalized in 1979 and the Nicaraguan Government through Corporacion Nicaraguense de Minas (INMINE), with the assistance of Soviet technical advisors, explored the district from 1983 to 1991.

TMSA acquired its original interest in the La India district in 1994 through a government initiated privatization. The Company entered several successive exploration-development option/ joint venture agreements for all or portions of the district with other parties, including TVX Gold Inc. who spent $1.5 million from 1996 to 1997 and Newmont Overseas Exploration Limited (Newmont) who from 2000 to 2002 spent approximately $2.0 million combined on La India district and the Company’s other concessions that were part of the arrangement. TVX retains a 60% interest in the 350 hectare Espinito-San Pablo concession and in certain surface rights acquired in the La India area.

There has been no prior production in the area of the Mestiza Project. The principal exploration conducted in this area consists of trenching and drilling from 1983 to 1991 by the INMINE with the assistance of Soviet technical advisors.

The only records of commercial production within the six other concessions are the mining at Mina de Agua and Rincon de Garcia located in the Villanueva 2 concession. Ore from these mines was trucked 22 kilometres south for processing in the Limon mill intermittently between 1972 and 1988. There was also small scale production in the 1920s at the La Grecia mine located in the San Juan de Limay-La Grecia concession.

Exploration for gold has been conducted over various parts of the present concessions since the 1960s by companies and government agencies. The most recent efforts include regional and property scale exploration by Newmont and the Company.

Geological Setting

The India district, including the Mestiza Project area, is characterized by eroded stratovolcano vent areas consisting of volcanic rocks of calc-alkaline affinity vary in composition from andesite to rhyolite. Andesitic flows and tuff breccias are predominant and can be divided into a lower, regionally propylitized andesite package and an upper, unaltered andesite package. The whole suite is considered to be part of the Lower Coyol Group of Miocene-Pliocene age.

There are no detailed geological maps for the other concessions; the level of geological information is limited to the published government regional maps at 1:50,000 scale. The six concessions included in this section are all underlain by the tertiary volcanic suites of the Matagalpa and Lower Coyol groups. The older Matagalpa Group is dominated by intermediate to acid pyroclastic rocks. The Lower Coyol Group is characterized by basic lavas near its base overlain by dacite, rhyodacite and rhyolite flows, tuffs and ignimbrites. Small acid and basic subvolcanic intrusives of approximately the same age as the volcanics occur throughout the area.

The Villanueva, Bonete-Limon and San Antonio concessions lie within or along the western limit of the Nicaragua graben. The Tertiary volcanic suites are in places overlain by Recent and Quaternary volcanic and sedimentary units that fill the graben.

Exploration

A limited program of three diamond drill holes totalling 619 metres were completed in 2007 on the Tatiana vein.  In 2006 the Company acquired the Espinito-Mendoza concession that now forms part of the Mestiza Project. The Company did not complete any exploration work in the district during 2006 nor in 2005. In 2004, the Company completed a 1900 m drill program at Soledad de la Cruz and on projected extensions of the La India vein; no significant gold mineralization was encountered in either area.

Gold-Ore Resources held an option covering an area referred to as the Tatascame Project until they terminated the project in mid-2005. Gold-Ore spent $252,000 on surface and underground sampling, trenching and a ten-hole, diamond drill program on the Cristalitos vein. The best two holes, T-09 and T-10 returned 9.4 g/t gold over 5.3 m of core-length and 5.8 g/t gold over 2.0 m, respectively; two holes failed to reach their target and the remaining six holes intersected low grades over narrow intervals.

There were no exploration activities by the Company on its other mineral holdings during 2007 or 2006. A comprehensive technical review of the other mineral concessions in 2005 led to a significant reduction in the size of the areas being held. There was no significant field work in 2005, nor in the prior year 2004. The most recent year of active field work was in 2003, when property scale mapping, prospecting and sampling was completed on at least five of its other mineral concessions.

Land holding costs in 2007 were $272,220.  In 2006 for La India and the other concessions land holding taxes of $66,000 were paid to the Nicaraguan government. Holding costs were significantly reduced over 2005 due to a major reduction of the number of hectares being held. In comparison costs for 2005, 2004 and 2003 were $124,000, $118,000 and $50,000 respectively. Exploration costs in 2004 for the drilling program were $222,000 and there were no exploration activities in 2003.

Mineralization

The La India district encompasses a large number of narrow gold-silver bearing, epithermal quartz vein systems including the veins located within the Mestiza Project area. The principal mineralized structures form a group of northwest striking and steeply dipping veins within an area approximately 5.0 kilometres long and 2.5 kilometres wide. A set of secondary veins is present that have a predominantly east-west strike. The principal veins vary in width from less than 1 metre to 3 metres with occasional short intervals of wider vein development. The gold mineralization is generally distributed as ore shoots within the more continuous host structures. High-grade (>10 g/t) gold values occur in the veins and visible gold has been reported. Gold values in the associated silicified breccias are highly variable. Gold values in the wall rock are generally less than 1.0 g/t. Wall rock alteration to the veins includes discontinuous quartz stockworks (up to 50m wide), minor pyrite and more extensive propylitic alteration. Silver values in all cases are too low to be economically important.

A second style of alteration and mineralization is recognized in the district. Broader areas (e.g. several square kilometres) of mixed silicification and argillic alteration with local development of quartz stockworks, fine-grained disseminated pyrite and variable development of hematite-coated fractures occur along the margin of some of the rhyodacite domes. These mineralized domes are distributed marginal to the central vein district.

Historical gold production and small miner activity at Mina de Agua, Rincon de Garcia, Cerro Quemado and La Grecia involved narrow gold-quartz epithermal vein systems of the same style described for Limon and La India. Similar quartz veins and associated quartz stockwork wallrock alteration have also been identified on all of the other mineral concessions that make up the Company’s holdings in northwestern Nicaragua. Intermediate volcanic rocks play host to the mineralization at all locations. The degree of wall rock alteration is variable but includes silicification, argillic and propylitic alteration with associated pyrite or iron oxides. Visible gold is reported for the Cerro Quemado area and high silver values are reported for La Grecia.

Mineral Reserves and Mineral Resources

The Tatiana Vein is the main exploration target of interest for the Mestiza Project. The historical drill information for the Tatiana Vein was used to estimate an inferred mineral resource for the Mestiza Project. The historical mineral resources available for other veins in the La India gold district are also provided below. The indicated historical resource is the same as reported in previous years. The inferred historical resource is lower than reported in previous years due to the exclusion of the Tatiana Vein that is reported separately.

Mestiza Project (Tatiana Vein) Mineral Resources(1)(2)

Category	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Inferred	558,000	8.8	158,600

(1)      The mineral resources for the Tatiana Vein set out in the above table were prepared by William N. Pearson, Ph.D., P.Geo., Executive Vice President, Exploration of the Company and the responsible Qualified Person, in compliance with the National Instrument 43-105 . The mineral resource is classified in accordance with the CIM Standards.

(2)      Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Exploration

In the India district, the Company will be focussing its 2008 exploration on its Mestiza Project. The project is approximately 70 kilometres by road east of the Company’s Limon Mine. Geological mapping, induced polarization geophysical and approximately 2,500m of diamond drilling are planned across the property.

DIVIDENDS

The Company has not declared or paid any dividends on its common shares since the date of its formation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and has no present intention of paying dividends or making any other distributions in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of post-Consolidation common shares. As of the date hereof, 61,002,000 post-consolidation common shares were issued and outstanding were issued and outstanding. Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

TRADING PRICE AND VOLUME

Common Shares

The Company’s common shares are listed and posted for trading on the AMEX under the symbol “SMC” and on the TSX under the symbol “CSM”. The following table sets forth information relating to the trading of the common shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2007	0.60	0.50	9,991,092
February 2007	0.67	0.57	10,418,986
March 2007	0.65	0.57	4,831,671
April 2007	0.71	0.60	7,907,039
May 2007	0.73	0.61	9,910,596
June 2007	0.64	0.52	5,534,551
July 2007	0.60	0.37	7,801,094
August 2007	0.40	0.155	20,236,347
September 2007	0.23	0.14	28,109,286
October 2007	0.28	0.15	45,964,297
November 2007	0.30	0.19	20,826,051
December 2007 (1)	0.215	0.19	3,512,328

(1)	On December 5, 2007, the Company’s stock symbol changed from “GGG” to “CSM” in connection with the Company’s name change and the common shares commenced trading on a one-for-seven consolidated basis.

The price of the common shares as quoted by the TSX at the close of business on December 31, 2007 was C$1.18 and on March 28, 2008 was C$2.03.

Warrants

The common share purchase warrants of the Company (seven common share purchase warrants for one common share, exercise price of C$8.75, expiring on November 26, 2008) (the “Warrants”) are listed and posted for trading on the TSX under the symbol “CSM.WT”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated:

Month	High (C$)	Low (C$)	Volume

January 2007	0.20	0.16	888,350
February 2007	0.18	0.14	3,069,670
March 2007	0.155	0.13	792,600
April 2007	0.17	0.125	1,353,450
May 2007	0.16	0.12	720,000
June 2007	0.14	0.095	1,149,850
July 2007	0.12	0.06	1,198,500
August 2007	0.08	0.03	1,148,204
September 2007	0.055	0.025	1,379,035
October 2007	0.065	0.025	1,900,579
November 2007	0.05	0.02	4,695,850
December 2007 (1)	0.10	0.01	2,180,348

(1)

On December 5, 2007, the stock symbol for the Warrants changed from “GGG.WT” to “CSM.WT” in connection with the Company’s name change. Also effective December 5, 2007, seven Warrants are required to acquire one common share at a price of C$8.75.

The price of the Warrants as quoted by the TSX at the close of the business on December 31, 2007 was

C$0.015 and on March 28, 2008 was C$0.02.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Stan Bharti Ontario, Canada	Chairman and Director (since November 2007)	President and Chief Executive Officer of Forbes & Manhattan, Inc. (a private merchant bank)

Peter W. Tagliamonte Ontario, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Central Sun

George D. Faught (1)(3) Ontario, Canada	Director (since November 2007)	President and Chief Executive Officer of Aberdeen International Inc.

Ronald P. Gagel (1)(2)(3) Ontario, Canada	Director (since May 2005)	Senior Vice President and Chief Financial Officer of FNX Mining Company Inc.

Bruce Humphrey (2)(4) Ontario, Canada	Director (since March 2007)	Mining Engineer; Director of Yamana Gold Inc.

Patrick J. Mars (1)(2)(3) Ontario, Canada	Director (since September 2002)	Business consultant since June 2001. Director of Yamana Gold Inc., Carpathian Gold Inc., Endeavour Mining Capital Corporation, Selwyn Resources Ltd., Aura Minerals Inc. and Sage Gold Inc.

Joe Milbourne (4) Ontario, Canada	Director (since November 2007)	Mining Engineer; Vice President, Technical Services of WildHorse Energy Ltd. (a uranium development company listed on the Australian Securities Exchange)

Denis C. Arsenault Ontario, Canada	Chief Financial Officer	Chief Financial Officer of Central Sun

William N. Pearson Ontario, Canada	Executive Vice President, Exploration	Executive Vice President, Exploration of Central Sun

Graham Speirs Managua, Nicaragua	Chief Operating Officer	Chief Operating Officer of Central Sun

_________________

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Sustainability Committee.

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Stan Bharti, Chairman and Director – Mr. Bharti is a professional engineer and is currently the President and Chief Executive Officer of Forbes & Manhattan, Inc., a private merchant bank operating in Canada, the United States and Western Europe, and Executive Chairman of Aberdeen International Inc., a TSX Venture Exchange-listed global investment and merchant banking company focused on small cap companies in the resource sector. From February 2002 to April 2006, he was Chairman and a director of Desert Sun Mining Corp., a TSX-listed mining company which was acquired by Yamana Gold Inc. He has more than 25 years of experience in operations, public markets and finance. Mr. Bharti is also a director of several public and private companies.

Peter W. Tagliamonte, President, Chief Executive Officer and Director – Mr. Tagliamonte was previously Vice President, Operations and Chief Operating Officer of Desert Sun Mining Corp. where he was responsible for developing the Jacobina mine in Brazil into a 4,200-tonne-per-day mining operation. He has more than 20 years of progressive managerial experience in the mining industry. A professional mining engineer, Mr. Tagliamonte also holds an MBA from the Richard Ivey School of Business at the University of Western Ontario. He was recognized for his work in 2005 by receiving the Mining Journal’s “Mine Manager of the Year” award.

George D. Faught, Director – Mr. Faught is a chartered accountant with more than 25 years of senior management experience. He is currently the President and Chief Executive Officer of Aberdeen International Inc. and has served as the Chief Financial Officer of a number of publicly traded companies in the natural resource, financial services and pharmaceutical industries. Mr. Faught has broad financial management, corporate development and operating experience and has served as the Chief Financial Officer of North American Palladium Ltd., a mid-tier platinum group metal producer, and Hudson Bay Mining & Smelting Co Ltd., an integrated base metals producer. Mr. Faught is also a director of several public and private companies.

Ronald P. Gagel, Director – Mr. Gagel is a chartered accountant with more than 25 years of professional experience, largely in the natural resources sector. Mr. Gagel is currently Senior Vice president and Chief Financial Officer of FNX Mining Company Inc. having joined the Company in 2005. From November 2005 to June 2007 he also served as Vice President and Chief Financil Officer of International Nickel Ventures Corporation. From 1988 to 2004, he was with Aur Resources Inc., first as Director of Corporate Finance, then from 1999 as Vice President and Chief Financial Officer. He is also a director of HudBay Minerals Inc., Strategic Resources Acquisition Corporation and the Prospectors and Developers Association of Canada.

Bruce Humphrey, Director – Mr. Humphrey has more than 30 years of experience in the mining industry with such major companies as Inco, Cominco and Noranda. Most recently, as President and Chief Executive Officer of Desert Sun Mining Corp., he was responsible for the successful development of the Jacobina mine in Brazil. From 1998 to 2004, Mr. Humphrey was Chief Operating Officer of Goldcorp Inc. during the re-development of its high-grade Red Lake mine in northern Ontario.

Patrick J. Mars, Director – Mr. Mars has spent 37 years in the mining finance business, both as an analyst and financial advisor. The majority of that time was spent at Bunting Warburg Inc. and its predecessors, where he was President and Chief Executive Officer for many years. Most recently, he was Chairman of First Marathon Securities (UK) Limited, later acquired by National Bank of Canada. Mr. Mars served as a Governor of the TSX from 1984 to 1987 and a director of the Investment Dealers Association from 1992 to 1994.

Joe Milbourne, Director – Mr. Milbourne is a metallurgical engineer who previously was the Technical Director at AMEC Americas Inc. from 2002 to April 2007, where he was responsible for the overview and direction of AMEC’s metallurgists and process engineers across North and South America. He has more than 30 years of experience in the development, design, construction and management of mineral processing projects worldwide, including North America, Latin America and South America. Currently, Mr. Milbourne is the Vice President, Technical Services at WildHorse Energy Ltd., an Australian Securities Exchange-listed uranium development company established in 2005 to explore and develop world-class uranium assets.

Denis C. Arsenault, Chief Financial Officer – Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Chief Financial Officer and Vice President, Finance of Trailmobile Canada Ltd. (formerly Mond Industries Inc.). He has also held senior financial positions with Blue Pearl Mining Ltd. (now Thompson Creek Metals Company Inc.) and Orbus Pharma Inc.

William N. Pearson, Executive Vice President, Exploration – Dr. Pearson has more than 33 years of experience in the national and international mining industry in all phases from grassroots exploration through to advanced projects and mine development. He has carried out exploration programs in 15 countries in North and South America, Europe, East Asia and Australia. He has served as a director of several public junior mining companies and has authored a number of scientific papers. From 2002 to April 2006 when it was acquired by

Yamana Gold Inc., Dr. Pearson was Vice President, Exploration for Desert Sun Mining Corp. He is currently a Director for Largo Resources which is exploring and developing projects in Brazil, Yukon and Ecuador. From 2000 to 2003, Dr. Pearson was the founding President and interim Executive Director of the Association of Professional Geoscientists of Ontario (APGO). He led the drive to achieve licensure of geoscientists in Ontario and chaired several organizations dedicated to this goal for 15 years. He holds a B.Sc. degree in Honours Geology from the University of British Columbia and M.Sc. and Ph.D. degrees in Economic Geology from Queen’s University.

Graham Speirs, Chief Operating Officer – Mr. Speirs is a mining engineer with 25 years of experience. He is responsible for the planned optimization and expansion of Central Sun’s operating mines. Mr. Speirs was previously with major mining companies such as Compania Minera Milpo S.A. in Perú and has also worked with some of the world’s largest consulting firms, including J.S. Redpath Group, SNC Lavalin and AMEC International.

Directors are elected at each annual meeting of Central Sun’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 31, 2008, the directors and executive officers of Central Sun, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 6,910,166 common shares, representing approximately 8.827% of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Central Sun as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Central Sun’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Central Sun and any director or officer of Central Sun, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of Central Sun and their duties as a director or officer of such other companies.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2005, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries, other than as set forth below.

In 2005, 2006 and 2007 the Company provided management and administrative services and office space to Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“Thompson Creek”). This arrangement, formalized by a management services agreement (the “Services Agreement”) dated May 10, 2005, was terminated at the end of February 2007. Pursuant to this agreement, Thompson Creek paid the Company C$25,000 per month until August 2006 when the monthly fee was increased to C$34,000 to reflect the increased services required by Thompson Creek. The Services Agreement provided that the Company may pay a direct salary to some of the Company’s employees from time to time. During 2007, Thompson Creek paid C$32,000 (2006 - C$287,000) to the Company for such services, including rent. Denis Arsenault is an officer of the Company and a director of Thompson Creek.

During the year, the Company incurred financing related service fees expenditures of $103,000 (2006 - $nil) and management fees of $20,000 (2006 - $nil) with a company controlled by the current Chairman of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were no unpaid balances at December 31, 2007.

In September 2007, Central Sun sold 500,000 escrowed shares of Independent Nickel Corp. (“INI”) to a company owned by the Chairman of Central Sun at the time of the transaction. The shares were sold at market value at Cdn$0.44 per share for aggregate consideration of Cdn$220,000. The shares sold were subject to restrictions on transfer until October 22, 2007.

On September 6, 2006, the Company settled an outstanding loan receivable of Cdn$425,000 on receipt and cancellation of 47,619 common shares of the Company from a former director.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

The warrant agent for the Warrants and the Warrants is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

There are no material contracts.

INTERESTS OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Resource and Mineral Reserve estimates for the Company’s mineral projects set out opposite their name and contained in this annual information form:

Mineral Property	Qualified Person(s)

Orosi Mine	Peter A. Lacroix, P.Eng., Associate Mining Engineer with Scott Wilson Roscoe Postle Associates Inc.

Limon Mine	William N. Pearson, Ph.D., P.Geo., Executive Vice President, Exploration of Central Sun Graham Speirs, P.Eng., Chief Operating Officer of Central Sun

Mestiza Project	William N. Pearson, Ph.D., P.Geo., Executive Vice President, Exploration of Central Sun Graham Speirs, P.Eng., Chief Operating Officer of Central Sun

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s principal mineral projects contained in this annual information form has been derived:

1.

Orosi Mine – Peter A. Lacroix, P.Eng. of SWRPA prepared a NI 43-101 report for the Company entitled “Technical Report on La Libertad Project, Nicaragua Prepared for Glencairn Gold Corporation” dated October 31, 2006.

2.

Limon Mine and Mestiza Project - William N. Pearson, Ph.D., P.Geo., Executive Vice President, Exploration of the Company, and Graham Speirs, P.Eng., Chief Operating Officer of the Company, prepared a NI 43-101 report for the Company entitled "Technical Report on Mineral Reserves and Mineral Resources, Limon Mine and Mestiza Areas, Nicaragua" dated March 31, 2008.

Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of the Business”.

None of the aforementioned firms or persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and such firm has provided an audit report with respect to the Company’s financial statements as at and for the financial year ended December 31, 2007. PricewaterhouseCoopers LLP, Chartered Accountants, have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The members of the Company’s current Audit Committee are Messrs. Mars (Chairman), Gagel and Faught, each of whom are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

The Audit Committee met five times in 2007. All members on the Audit Committee, at the time of the meetings, were present at all five meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Patrick J. Mars – Mr. Mars has spent 37 years in the mining finance business, both as an analyst and financial advisor. The majority of that time was spent at Bunting Warburg Inc. and its predecessors, where he was President and Chief Executive Officer for many years. Most recently, he was Chairman of First Marathon Securities (UK) Limited, later acquired by National Bank of Canada. Mr. Mars served as a Governor of the TSX from 1984 to 1987 and a director of the Investment Dealers Association from 1992 to 1994. He has served a Chairman, President and CEO and a director of several mining companies.

Ronald P. Gagel – Mr. Gagel is a chartered accountant with more than 25 years of professional experience, largely in the natural resources sector. From 1988 to 2004, he was with Aur Resources Inc., first as Director of Corporate Finance, then from 1999 as Vice President and Chief Financial Officer. He is also a director of FNX Mining Company Inc. and of HudBay Minerals Inc.

George D. Faught – Mr. Faught is a chartered accountant with more than 25 years of senior management experience. He is currently the President and Chief Executive Officer of Aberdeen International Inc. and has served as the Chief Financial Officer of a number of publicly traded companies in the natural resource, financial services and pharmaceutical industries. Mr. Faught has broad financial management, corporate development and operating experience and has served as the Chief Financial Officer of North American Palladium Ltd., a mid-tier platinum group metal producer, and Hudson Bay Mining & Smelting Co Ltd., an integrated base metals producer. Mr. Faught is also a director of several public and private companies.

This experience has provided the members of the Audit Committee with an understanding of accounting principles and the ability to assess the general application of such principles in the preparation of the Company’s financial statements. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Company’s management as to the specific types of services that have been pre-approved. The policy requires Audit Committee specific approval of all other permitted types of services that have not been pre-approved. The Company’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee has delegated to its Chairman, the authority to evaluate and approve engagements in the event that the need arises for pre-approval between Audit Committee meetings up to an aggregate of C$25,000. If the Chairman approves any such engagements, he reports his approval decisions to the full Audit Committee at its next meeting.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the financial year ended December 31, 2007 were C$501,000 (for the financial year ended December 31, 2006 – C$455,511).

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2007 were C$97,000 (for the financial year ended December 31, 2006 – Nil).

Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the “audit fees” category above.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the financial year ended December 31, 2007 were Nil (for the financial year ended December 31, 2006 – C$4,154).

All Other Fees

The aggregate non-audit fees billed by the Company’s external auditors for the financial year ended December 31, 2007 were C$33,000 (for the financial year ended December 31, 2006 – C$93,649).

“All other fees” were for services other than the audit fees, audit-related fees and tax fees described above and included in 2007 work done on the business acquisition report related to the acquisition of the Libertad Mine and in 2006 French translation of the consolidated financial statements and services provided by PWC Antigua related to the Company’s off shore bank.

LEGAL PROCEEDINGS

Blue Hill Mine Litigation

In January 2007, the Company and the Province of Manitoba reached an agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of C$2 million in four annual payments commencing when the formal agreement is signed. Final documentation is in progress. Until signing of the formal agreement, ongoing water treatment costs will be shared between the Company and the Manitoba government.

Claim against CCCCH

In 2004, a group, the Canadian Committee to Combat Crimes Against Humanity (“CCCCH”) circulated erroneous statements on the Internet that attempt to link the Company to an ongoing political scandal in Costa Rica. There are no grounds for the statements made by this group. In 2005, the Company initiated legal action in Ontario against the group, for damages for defamation and diminution in the share value in the amount of C$17 million as a consequence of statements made in a press release published over the Internet. CCCCH has been noted in default in respect of its failure to file an acceptable Statement of Defence. The Company expects to obtain a judgment at trial which has been ordered to proceed. The action is also proceeding against the individuals involved.

Dobles royalty

In 2003, the holder of the Dobles royalty (“Dobles”) commenced an arbitration hearing related to an agreement with the Company. The arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. Additional costs of $44,000 related to this claim were incurred during 2006 and were charged to earnings. The Company has not paid amounts relating to this claim but has accrued $1,000,000 in its books.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com ; or on Central Sun’s website at www.centralsun.ca . Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 29, 2008 which will be available on SEDAR at www.sedar.com . Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2007.

SCHEDULE “A”

CENTRAL SUN MINING INC.

AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors of Central Sun Mining Inc. (the “Company”). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

●

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

●

recommending the appointment and reviewing and appraising the audit work of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

●

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

●	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of at least three directors. Each Committee member shall be “independent” as such term is defined in Schedule A.

In addition, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

All members shall be, to the satisfaction of the Board of Directors, “financially literate” as defined in Schedule A.

The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board, held immediately following the annual meeting of shareholders and, shall serve until the next annual organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chairman is elected by the full Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related Management Discussion & Analysis prior to their publishing.

The Committee may ask members of management or others to attend meetings and provide pertinent

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information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chairman should meet with the independent auditor and management quarterly to review the Company’s financial statements.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of members. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, a member of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

4.	Report periodically to the Board of Directors.

Documents/Reports Review

5.

Review with management and the independent auditors, the organization’s interim and annual financial statements, management discussion and analysis and any reports or other financial information to be submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board of Directors prior to their filing, issue or publication.

6.

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.

Review with financial management and the independent auditor the Company’s financial statements, MD&As and earnings releases and any filings which contain financial information, to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chairman of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

Independent Auditor

8.

Recommend to the Board of Directors the selection of the independent auditor, consider its independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

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9.

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

11.

Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

12.

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

13.

Periodically consult with the independent auditor in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.

Arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

15.	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

16.

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;
•	financial information systems design and implementation;
•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
•	actuarial services;
•	internal audit outsourcing services;
•	management functions or human resources;
•	broker or dealer, investment adviser or investment banking services;
•	legal services and expert services unrelated to the audit; and
•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

17.

Ensure that it is informed of each non-audit service and pre-approve any permissible non-audit services of the independent auditors, in accordance with applicable legislation. In connection with the pre-approval of permissible non-audit services, adopt specific policies and procedures for the engagement of such services, which detail the particular non-audit services. Such procedures must not include delegation of the committee’s responsibilities to management.

Financial Reporting Processes

18.	In consultation with the independent auditor review the integrity of the organization’s financial and accounting and reporting processes, both internal and external.

19.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the

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acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

20.

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

21.

At least annually obtain and review a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

22.	Review and approve hiring policies for employees or former employees of the past and present independent auditors.

23.

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.

Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

26.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

28.

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.

Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial area and ensure that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.

Ethical and Legal Compliance

30.

Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Ensure that appropriate actions are taken to ensure compliance with the Code of Ethical Conduct and review the results of confirmations and violations of such Code.

31.	Review management’s monitoring of the Company’s systems in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations,

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and the public satisfy legal requirements.

32.

Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

Risk Management

33.

Make inquiries of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

34.

Ensure that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

35.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

36.

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

37.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

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SCHEDULE A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Proposed Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) if that member has no direct or indirect relationship with the issuer, which could reasonably interfere with the exercise of the member’s independent judgment. The following individuals are considered to have a material relationship with the issuer and, as such, cannot be a member of the Audit Committee:

(a)	an individual who is, or has been, an employee or executive of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(b)	an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(c)

an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)

an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)

an individual who is, or has been, or whose immediate family member is or has been, an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f)	an individual who:

(i)

has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chairman or vice-chairman of the board or any board committee; or

(ii)

receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chairman or vice-chairman of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and

(g)	an individual who is an affiliated entity of the issuer or any of it subsidiary entities.

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the

Company’s financial statements.

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